5/28

08002958

BEST AVAILABLE COPY

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Ballad Gold & Silver Ltd

*CURRENT ADDRESS

PROCESSED
JUN 04 2008
THOMSON REUTERS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 04000   FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: [illegible]

DAT : 6/2/08

#82-4000

12-31-07
AR/S

BALLAD GOLD & SILVER LTD.

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007 and 2006

DALE MATHESON CARR-HILTON LABONTE LLP
DMCL CHARTERED ACCOUNTANTS

Partnership of:

Vancouver	Robert J. Burkart Inc.	James F. Carr-Hilton Ltd.	Alvin F. Dale Ltd.
	Reginald J. LaBonte Ltd.	Robert J. Matheson Inc.	Rakesh I. Patel Inc.
South Surrey	Hardy Baxter Inc.	Michael K. Braun Inc.	Rick Carabetta Inc.
	Peter J. Donaldson Inc.		
Port Coquitlam	Wilfred A. Jacobson Inc.	Brian A. Shaw Inc.	Anthony L. Soda Inc.
	Fraser G. Ross Ltd.		

AUDITORS' REPORT

To the Shareholders of Ballad Gold & Silver Ltd.:

We have audited the consolidated balance sheets of Ballad Gold & Silver Ltd. as at December 31, 2007 and 2006 and the consolidated statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"DMCL"

DALE MATHESON CARR-HILTON LABONTE LLP
CHARTERED ACCOUNTANTS

May 3, 2008
Vancouver, Canada

A MEMBER OF MMGI INTERNATIONAL. A WORLDWIDE NETWORK OF INDEPENDENT ACCOUNTANTS AND BUSINESS ADVISORS

Vancouver Suite 1500 - 1140 West Pender Street, Vancouver, B.C., Canada V6E 4G1, Tel: 604 687 4747 • Fax: 604 689 2778 - Main Reception
South Surrey Suite 301 - 1656 Martin Drive, White Rock, B.C., Canada V4A 6E7, Tel: 604 531 1154 • Fax: 604 538 2613
Port Coquitlam P.O. Box 217, Suite 700, 2755 Lougheed Highway, Port Coquitlam, B.C., Canada V3C 3V7, Tel: 604 941 8266 • Fax: 604 941 0971

BALLAD GOLD & SILVER LTD.
CONSOLIDATED BALANCE SHEETS

	December 31, 2007	December 31, 2006
ASSETS		
Current		
Cash	$ 6,428	$ 20,359
Amounts receivable	27,270	22,741
Prepaid expenses	4,671	2,708
	38,369	45,808
Equipment (Note 3)	7,999	10,482
Mineral properties (Note 4)	1	1
	$ 46,369	$ 56,291
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 621,676	$ 598,408
Due to related parties (Note 6)	772,221	491,441
Taxes payable (Note 7)	18,557	18,517
Liability to issue shares (Note 5)	-	260,759
	1,412,454,	1,369,125
SHAREHOLDERS' DEFICIENCY		
Share capital – (Note 5)	13,716,992	13,302,133
Contributed surplus (Note 5)	1,475,494	1,475,494
Deficit	(16,558,571,)	(16,090,461)
	(1,366,085)	(1,312,834)
	$ 46,369	$ 56,291

Nature and Continuance of Operations (Note 1)
Commitments (Notes 4)
Contingency (Note 7)

APPROVED BY THE BOARD:

"Anthony J. Beruschi", Director
Anthony J. Beruschi

"Raymond W. Roland", Director
Raymond W. Roland

The accompanying notes are an integral part of these consolidated financial statements.

BALLAD GOLD & SILVER LTD.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

	For the year ended December 31, 2007	For the year ended December 31, 2006
General and administrative expenses		
Amortization	$ 2,483	$ 3,311
Consulting fees	27,979	14,560
Filing fees	11,204	14,842
Interest (Note 6)	45,491	42,798
Management fees (Note 6)	71,000	96,000
Office and miscellaneous	11,213	41,694
Professional fees	163,198	57,384
Property investigation (Note 6)	45,842	-
Rent (Note 6)	39,000	37,200
Taxes on flow-through shares (Note 7)	40	18,517
Shareholder communications (Note 6)	43,410	48,848
Stock based compensation (Note 5)	-	328,627
Transfer agent	4,405	3,963
Travel and promotion (Note 6)	18,094	33,241
Loss before other items	(483,359)	(740,985)
Other items:		
Write-off of accounts payable	46,326	-
Impairment of mineral properties (Note 4)	(31,077)	(743,959)
Net loss	(468,110)	(1,484,944)
Deficit, beginning of year	(16,090,461)	(14,605,517)
Deficit, end of year	$ (16,558,571)	$ (16,090,461)
Basic and diluted loss per share	$ (0.02)	$ (0.06)
Weighted average number of shares outstanding	27,235,694	23,815,139

The accompanying notes are an integral part of these consolidated financial statements.

BALLAD GOLD & SILVER LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31, 2007	For the year ended December 31, 2006
Operating Activities		
Net loss	$ (468,110)	$ (1,484,944)
Add (deduct) items not affecting cash:		
Amortization	2,483	3,311
Stock based compensation	-	328,627
Write-off of accounts payable	46,326	-
Impairment of mineral properties	-	743,959
Accrued and unpaid interest	44,328	42,798
Accrued and unpaid professional fees	139,536	-
Accrued and unpaid management fees	71,000	96,000
Accrued and unpaid rent	1,800	-
Accrued and unpaid shareholder communication	17,500	-
Accrued and unpaid travel costs	5,216	-
	(139,921)	(270,249)
Changes in non-cash working capital items related to operations:		
Amounts receivable	(4,529)	(7,556)
Prepaid expenses	(1,963)	(2,708)
Accounts payable and accrued liabilities	(23,058)	(178,209)
Due to related parties	1,400	-
Taxes payable	40	18,517
	(168,031)	(440,205)
Investing Activities		
Deferred exploration expenditures	-	(104,746)
	-	(104,746)
Financing Activities		
Issuance of common shares for cash	154,100	296,676
Liability to issue shares	-	260,759
	154,100	557,435
(Decrease) Increase in cash during the year	(13,931)	12,484
Cash, beginning of year	20,359	7,875
Cash, end of year	$ 6,428	$ 20,359
Supplemental disclosure of cash flow information:		
Cash paid for:		
Interest	$ -	$ 90
Income taxes	$ -	$ -

The accompanying notes are an integral part of these consolidated financial statements.

BALLAD GOLD & SILVER LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007 and 2006

Note 1 Nature and Continuance of Operations

The Company is incorporated under the Company Act of British Columbia. The Company's shares are listed for trading on the TSX Venture Exchange ("TSX-V").

The Company is in the exploration stage and relies on equity financing and loans from related parties to complete the acquisition and development of its properties.

These financial statements have been prepared on a going concern basis which contemplates the Company will continue operations and realize the carrying value of assets and discharge its liabilities in the normal course of business. At December 31, 2007, the Company had a working capital deficiency of $1,374,085 (2006 - $1,323,317) and has accumulated losses since inception of $16,558,571. The ability of the Company to continue as a going concern is dependent upon obtaining the necessary financing to fund ongoing losses and repay its liabilities arising from normal business operations when they come due and ultimately upon future profitable operations.

Note 2 Summary of Significant Accounting Policies

(a) Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned Peruvian incorporated subsidiaries, Ballad Enterprises Del Peru S.R. Ltda. (inactive), Ballad Exploration S.A. (inactive), and TVX Minera Del Peru S.A. (inactive), and the Company's wholly owned Argentinian subsidiary Compania Minera San Antonia which was incorporated by the Company on February 25, 2005 to facilitate exploration in Argentina. All inter-company transactions and balances have been eliminated upon consolidation.

(b) Equipment

Equipment is carried at cost less accumulated amortization. Amortization is calculated using the declining balance method at the following annual rates:

Note 2 Summary of Significant Accounting Policies – (continued)

(b) Equipment (continued)

Computer equipment	30%
Office equipment	20%

The carrying values of all categories of equipment are reviewed for impairment whenever events or changes in circumstances indicate the recoverable value may be less than the carrying amount. Recoverable value is based on estimates of undiscounted future net cash flows expected to be recovered from specific assets or groups through use or future disposition.

c) Mineral Properties

The Company defers the cost of acquiring, maintaining its interest, exploring and developing mineral properties until such time as the properties are placed into production, abandoned, sold or considered to be impaired in value. Costs of producing properties will be amortized on a unit of production basis and costs of abandoned properties are written-off. Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the mineral properties, with any excess included in operations. Write-downs due to impairment in value are charged to operations.

Management reviews the carrying value of mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future probability of profitable revenues from the property or from the sale of the property. Amounts shown for properties represent costs incurred net of write-downs and recoveries, and are not intended to represent present or future values.

d) Stock-based Compensation

The fair value of share purchase options granted is expensed over their vesting period with a corresponding increase to contributed surplus. Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

The Company uses the Black-Scholes option valuation model to calculate the fair value of share purchase options at the date of grant. Option pricing models require the input of highly subjective assumptions, including the expected price volatility. Changes in these assumptions can materially affect the fair value estimate.

Note 2 Summary of Significant Accounting Policies – (continued)

e) Flow-through Shares

Effective March 19, 2004, the Canadian Institute of Chartered Accountants ("CICA") issued additional guidance on the accounting treatment of Canadian flow-through shares through its Emerging Issues Committee Abstract ("EIC") No. 146. All flow-through shares issued by the Company on or after March 19, 2004 are accounted for in accordance with this Abstract. The Abstract recommends that upon renunciation to the shareholders, the Company will reduce share capital and recognize a temporary future income tax liability for the amount of tax reduction renounced to the shareholders. In instances where the Company has sufficient available tax loss carry forwards or other deductible temporary differences available to offset the renounced tax deduction and is more likely-than-not able to utilize these tax losses before expiring, the realization of the deductible temporary differences will be credited to income in the period of renunciation and filing of the applicable tax documents.

f) Asset Retirement Obligations

The fair value of obligations associated with the retirement of tangible long-lived assets are recorded in the period the asset is put into use, with a corresponding increase to the carrying amount of the related asset. The obligations recognized are statutory, contractual or legal obligations. The liability is accreted over time for changes in the fair value of the liability through charges to accretion, which is included in depletion, depreciation and accretion expense. The costs capitalized to the related assets are amortized in a manner consistent with the depletion and depreciation of the related asset. At December 31, 2007 and 2006, the Company does not have any asset retirement obligation.

g) Income Taxes

Income taxes are calculated using the asset and liability method of accounting. Future income tax assets and liabilities relate to the expected future tax consequences of temporary differences between the carrying value of balance sheet items and their corresponding tax values. Future income tax assets and liabilities are calculated using tax rates anticipated to apply in periods that the temporary differences are expected to reverse and are adjusted for the effects of changes in tax law and rates on the date of enactment or substantive enactment. Future income tax assets are recognized only to the extent that, in the opinion of management, it is more likely than not that the net future income tax assets will be realized.

Note 2 Summary of Significant Accounting Policies – (continued)

h) Basic and Diluted Loss Per Share

Basic loss per share is calculated by dividing the net loss for the year by the weighted average number of shares outstanding during the year. Diluted earnings per share reflect the potential dilution of securities that could occur if potentially dilutive securities are exercised or converted to common stock. The dilutive effect of options and warrants and their equivalents is computed by application of the treasury stock method.

Dilutive amounts are not presented when the effect of the computations is anti-dilutive due to the losses incurred. Shares issuable on exercise of stock options and warrants totaling 11,120,560 (2006: 8,307,047) were not included in the computation of diluted loss per share because the effect would have been anti-dilutive.

i) Foreign Currency Translation

Monetary items denominated in a foreign currency are translated into Canadian dollar equivalents at exchange rates prevailing at the balance sheet date and non-monetary items are translated at exchange rates prevailing when the assets were acquired or obligations incurred. Foreign currency denominated revenue and expense items are translated at exchange rates prevailing at the transaction date. Gains or losses arising from the translations are included in the statements of loss and deficit.

j) Impairment of Long-lived Assets

Canadian generally accepted accounting principles require that long-lived assets and intangibles to be held and used by the Company be reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset that an entity expects to hold and use may not be recoverable. If changes in circumstances indicate that the carrying amount of an asset that an entity expects to hold and use may not be recoverable, future cash flows expected to result from the use of the asset and its disposition must be estimated. If the undiscounted value of the future cash flows is less than the carrying amount of the assets, impairment is recognized. Management believes there has been no impairment of the Company's long-lived assets as at December 31, 2007.

Note 2 Summary of Significant Accounting Policies – (continued)

k) Transaction Costs

On June 1, 2007, the Emerging Issues Committee of the CICA issued Abstract No. 166, Accounting Policy Choice for Transaction Costs ("EIC-166). This EIC addresses the accounting policy choice of expensing or adding transaction costs related to the acquisition of financial assets and financial liabilities that are classified as other than held-for-trading. Specifically, it requires that the same accounting policy choice be applied to all similar financial instruments classified as other than held-for-trading, but permits a different policy choice for financial instruments that are not similar. The Company has adopted EIC-166 effective December 31, 2007 and requires retroactive application to all transaction costs accounted for in accordance with CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement. The Company has evaluated the impact of EIC-166 and determined that no adjustments are currently required. It is the Company's intention to expense these transaction costs as incurred.

l) Accounting Changes

In July 2006, the Accounting Standards Board ("AcSB") issued a replacement of The Canadian Institute of Chartered Accountants' Handbook ("CICA Handbook") Section 1506, Accounting Changes. The new standard allows for voluntary changes in accounting policy only when they result in the financial statements providing reliable and more relevant information, requires changes in accounting policy to be applied retrospectively unless doing so is impracticable, requires prior period errors to be corrected retrospectively and calls for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements. The impact that the adoption of Section 1506 will have on the Company's results of operations and financial condition will depend on the nature of future accounting changes.

m) Financial instruments

Effective January 1, 2007, the Company adopted CICA Handbook Sections 3855, financial instruments; Section 1530, comprehensive income, Section 3856, hedges and Section 3861, Financial instruments - disclosure and presentation.

Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with Canadian generally accepted accounting principles. The Company has no comprehensive transactions in 2007 and accordingly comprehensive loss is equal to net loss.

Note 2 Summary of Significant Accounting Policies – (continued)

m) Financial instruments – (continued)

Section 3855 prescribes when a financial instrument is to be recognized on the balance sheet and at what amount. Under Section 3855, financial instruments must be classified into one of five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. All financial instruments, including derivatives, are measured at the balance sheet date at fair value except for loans and receivables, held-to-maturity investments, and other financial liabilities which are measured at amortized cost. The adoption of these policies has not had a significant impact on the financial statement presentation or disclosures.

Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives and identifies the information that should be disclosed about them. Under the new standards, policies followed for periods prior to the effective date generally are not reversed and, therefore, the comparative figures have not been restated.

These standards have been applied prospectively. The adoption of these standards has not resulted in any adjustments to the carrying amounts of financial assets and financial liabilities at January 1, 2007.

Under adoption of these new standards, the Company designated its cash as held-for-trading, which are measured at fair value. Amounts receivable are classified as receivables, which are measured at amortized cost. Accounts payable and accrued liabilities and due to related parties are classified as other financial liabilities, which are measured at amortized cost.

The Company has determined that it does not have derivatives or embedded derivatives.

n) Recent Accounting Pronouncements

i) Assessing Going Concern - The AcSB amended CICA Handbook Section 1400, to include requirements for management to assess and disclose an entity's ability to continue as a going concern. This section applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.

Note 2 Summary of Significant Accounting Policies – (continued)

n) Recent Accounting Pronouncements – (continued)

ii) Capital Disclosures and financial Instruments – Disclosures and Presentation

On December 1, 2006, the CICA issued three new accounting standards: Handbook Section 1535, Capital Disclosures, Handbook Section 3862, Financial Instruments – Disclosures, and Handbook Section 3863, Financial Instruments – Presentation. These standards are effective for interim and annual financial statements for the Company's reporting period beginning on January 1, 2008.

Section 1535 specifies the disclosure of (i) an entity's objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

The new Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

iii) In January 2006, the AcSB adopted a strategic plan for the direction of accounting standards in Canada. Accounting standards for public companies in Canada are expected to converge with the International Financial Reporting Standards (IFRS) as at January 1, 2011.

The Company is currently assessing the impact of these new accounting standards on its financial statements.

Note 3 Equipment

	2007		
	Cost	Accumulated Amortization	Net
Computer equipment	$ 26,967	$ 24,263	$ 2,704
Office equipment	17,983	12,688	5,295
	$ 44,950	$ 36,951	$ 7,999

	2006		
	Cost	Accumulated Amortization	Net
Computer equipment	$ 26,967	$ 23,104	$ 3,863
Office equipment	17,983	11,364	6,619
	$ 44,950	$ 34,468	$ 10,482

Note 4 Mineral Properties

Penascudo Property, Argentina

The Company entered into a letter agreement dated June 11, 2003, as amended by letter agreement dated August 26, 2005, with IMA Exploration Inc. (now Golden Arrow Resources Corporation "Golden Arrow"), whereby the Company has been granted an option to acquire up to an 85% undivided right, title and interest in the Penascudo Gold-Silver Project that is located in the Patagenia region of Southern Argentina. For the initial 70% interest, the Company must incur US$1,800,000 in exploration work according to the following schedule:

i) US$100,000 on or before October 31, 2004 (incurred);

ii) US$300,000 on or before October 31, 2005 (cumulative), postponed to April 30, 2006 by letter agreement dated August 26, 2005;

iii) US$500,000 on or before October 31, 2006(cumulative);

iv) US$800,000 on or before October 31, 2007(cumulative); and

v) US$1,800,000 on or before October 31, 2008(cumulative);

Note 4 Mineral Properties (continued)

In addition, the Company is required to:

vi) issue 500,000 common shares within 10 days of TSX-V approval (issued);

vii) pay US$300,000 in cash on or before October 31, 2008; and

viii) issue an additional 500,000 common shares of the Company, on or before October 31, 2008.

The Company may increase its interest to 85% by funding a feasibility study the cost of which is not determinable at this time. Upon earning an 85% interest, the Company will be subject to a 1.5% net smelter royalty ("NSR").

The provincial government of Chubut in Argentina has passed legislation suspending exploration and mining activity in certain areas including the geographic area covering the Cerro Penascudo gold and silver property in Chubut province, Argentina. As no exploration or development work can be conducted at Cerro Penascudo while the legislation is in effect and there is currently no limitation period for the legislation's effect. During fiscal 2006, the property was written-down to $1.

The Company had worked to gain access for exploration at Penascudo after two surface rightholders challenged the Company's rights to explore in November, 2005. After a lengthy process the Company received a declaration from the Director of Mines refusing the surface owners' objections and allowing the Company access to further explore at Penascudo in May, 2006. On June 30, 2006, the Chubut government passed legislation that effectively suspended exploration and mining activity for the geographic area covering the Cerro Penascudo gold and silver property.

During the year ended December 31, 2007, the Company cancelled the option agreement and is currently negotiating the transfer of the property back to Golden Arrow. During the year ended December 31, 2007, the Company incurred $31,077 to maintain the property in good standing which costs have been recorded as impairment of mineral property.

In order to maintain the property in good standing Golden Arrow has advanced the Company $11,850 (US$12,000) for purposes of paying the property canon for the first semester of 2008. The amount is included in account payable and accrued liabilities as at the year end. Subsequent to December 31, 2007, the Company has paid the property canon for the first semester of 2008.

Note 4 Mineral Properties (continued)

On February 19, 2008, the Company determined that as a result of legislation suspending exploration and mining activity in a geographic area that includes the Cerro Penascudo gold and silver property in Chubut province, Argentina, and uncertainty regarding if and when this legislation will cease to be in effect, the Company will return the Cerro Penascudo gold and silver property back to Golden Arrow and cancel its option to acquire an interest in the property.

Mineral Property Cost Schedule

Penascudo Property, Argentina

	December 31, 2007	December 31, 2006
Balance, beginning of Year	**$ 1**	$ 639,214
Deferred Exploration Expenditures	**31,077**	104,746
	31,078	743,960
Less: Impairment of mineral property	**(31,077)**	(743,959)
Balance, end of year	**$ 1**	$ 1

Note 5 Share Capital

On May 11, 2007, the authorized share capital of the Company was changed from 100,000,000 common shares without par value to unlimited common shares without par value.

Note 5 Share Capital (continued)

The Company's shareholders' equity (deficiency) is as follows:

	Common shares		Contributed	Share	Accumulated	
	Quantity	Amount	Surplus	Subscriptions	Deficit	Total
		$	$	$	$	$
Balance, December 31, 2005	20,785,755	12,981,633	1,146,867	23,824	(14,605,517)	(453,193)
Shares issued for cash	4,006,250	320,500	-	(23,824)	-	296,676
Stock based compensation	-	-	328,627	-	-	328,627
Loss for the year	-	-	-	-	(1,484,944)	(1,484,944)
Balance, December 31, 2006	24,792,005	13,302,133	1,475,494	-	(16,090,461)	(1,312,834)
Shares issued for cash	5,185,735	414,859	-	-	-	414,859
Loss for the year	-	-	-	-	(468,110)	(468,110)
Balance, December 31, 2007	29,977,740	13,716,992	1,475,494	-	(16,558,571)	(1,366,085)

During the year ended December 31, 2006 the Company issued 4,006,250 units of its securities at $0.08 per unit, for net proceeds of $320,500, each unit consisting of one common share and one two-year transferable share purchase warrant with each such warrant entitling the holder thereof to purchase one additional common share of the Company at a price of $0.105 per share. Management has estimated the fair value of the warrant to be $90,140 which has been included in share capital.

Note 5 Share Capital (continued)

On July 13, 2007 the Company completed a second tranche of its private placement, issuing 5,185,735 units of its securities at $0.08 per unit, raising $414,859, of which $260,759 was received during 2006 and recorded as liability to issue shares. Each unit consists of one common share and one two-year transferable share purchase warrant with each such warrant entitling the holder thereof to purchase one additional common share of the Company at a price of $0.105 per share. The units were restricted from trading until November 14, 2007. Management has estimated the fair value of the warrant to be $116,679 which has been included in share capital

Share Purchase Warrants

A summary of the status of the Company's warrants as of December 31, 2007 and 2006, and changes during the years then ended is as follows:

	2007		2006	
	Warrants	Weighted Average Exercise Price	Warrants	Weighted Average Exercise Price
Outstanding, beginning of year	6,228,472	$ 0.121	2,222,222	$ 0.150
Granted	5,185,735	0.105	4,006,250	0.105
Expired	(2,222,222)	0.150	-	-
Outstanding, end of year	9,191,985	$ 0.105	6,228,472	$ 0.121

At December 31, 2007, the following share purchase warrants were outstanding entitling the holders the right to purchase one common share for each warrant held:

Number of Warrants	Exercise Price	Expiry Date
4,006,250	$0.105	February 17, 2008
5,185,735	0.105	July 13, 2009
9,191,985		

The weighted average remaining life of all outstanding warrants as of December 31, 2007 is 0.92 years (2006 – 0.77)

Subsequent to December 31, 2007, 4,006,250 warrants at $0.105 per warrant expired unexercised.

Note 5 Share Capital (continued)

Stock Option Plan

The Company follows the policies of the TSX-V under which it is authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. Under the stock option plan, the exercise price of each option equals the market price of the Company's shares as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

The Company has granted employees and directors common share purchase options. These options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant.

A summary of the status of the Company's stock option plan as of December 31, 2007 and December 31, 2006 and changes during the years then ended is presented below:

	December 31, 2007		December 31, 2006	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding, beginning of year	2,078,575	$0.25	258,853	$0.55
Granted	-	-	2,078,575	0.25
Expired/cancelled	(150,000)	0.25	(258,853)	0.55
Outstanding and exercisable, end of year	1,928,575	$0.25	2,078,575	$0.25

The weighted average remaining life of all outstanding stock options is 0.17 years (2006 – 1.11).

At December 31, 2007, 1,928,575 share purchase options were outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Number of Options	Exercise Price	Expiry Date
1,928,575	$0.25	March 2, 2008

Subsequent to December 31, 2007, 1,928,575 stock options at $0.25 per option expired unexercised.

Note 5 Share Capital (continued)

Stock Option Plan (continued)

At December 31, 2006, 2,078,575 share purchase options were outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Number of Options	Exercise Price	Expiry Date
2,078,575	$0.25	March 2, 2008

The Company records the fair value of compensation expense on the granting of stock options. The fair value is determined using the Black-Scholes option pricing model. During the year ended December 31, 2007 no options were granted by the Company. For the year ended December 31, 2006 the Company recorded a non-cash compensation charge of $328,627 upon the issuance of 2,078,575 stock options. The weighted average fair value of the options was $0.15 per share.

The fair value of share options for 2006 was estimated using the Black-Scholes option pricing model with the following assumptions:

	2007	2006
Risk-free interest rate	-	3.86%
Dividend yield	-	-
Expected stock price volatility	-	94.70%
Weighted average expected stock option life	-	2 years

Note 6 Related Party Transactions

During the years ended December 31, 2007 and 2006, the Company incurred the following costs charged by directors and companies controlled by directors of the Company:

	2007	2006
Professional fees (Legal)	$ 155,036	$ 25,096
Interest	44,328	33,378
Management fees	71,000	96,000
Shareholder communications	17,500	-
Property investigation	45,842	-
Rent	1,800	-
Travel	8,790	-
	$ 344,296	$ 154,474

During the year ended December 31, 2007, the Company incurred $Nil as due to an officer (2006 - $24,000) for geological consulting which is included in resource property costs.

Note 6 Related Party Transactions (continued)

At December 31, 2007, the Company owed $772,221 (2006 - $491,441) to directors and companies controlled by directors of the Company. These amounts are unsecured and have no set terms of repayment and include approximately $344,367 (2006: $124,641) owing to a company controlled by a director which includes interest at the rate of 2% per month. Interest accrued during the year ended December 31, 2007 was $77,706 (2006: $33,378). The balance of funds due to directors is non-interest bearing.

In addition to the above the Company recorded stock based compensation of $Nil (2006 - $281,309) to officers and directors of the Company pursuant to the granting of stock options.

The above transactions have been in the normal course of operations and are recorded at the exchange amounts being the amounts established and agreed to between the parties.

Note 7 Future Income Taxes

The actual income tax provisions differ from the expected amounts calculated by applying the Canadian combined federal and provincial corporate income tax rates to the Company's loss before income taxes. The components of these differences are as follows:

	2007	2006
	$	$
Loss before income taxes	(468,110)	(1,484,944)
Corporate tax rate	34.1%	34.1%
Expected tax expense (recovery)	(159,626)	(506,366)
Increase (decrease) resulting from:		
Amounts not deductible for tax	1,348	112,123
Share issue costs deductible for tax	(782)	(782)
Change in future income tax asset valuation allowance and other	159,060	395,025
Income tax Provision	-	-

Note 7 Future Income Taxes (continued)

The Company's tax-effected future income tax assets and liabilities are made up as follows

	2007	2006
	$	$
Future income tax assets		
Non-capital losses carried forward	844,991	899,599
Net capital losses carried forward	463,640	456,353
Resource pools in excess of book value	1,101,571	1,101,571
Other	22,241	22,192
	2,432,442	2,479,715
Valuation allowance		
Valuation allowance opening	(2,313,942)	(2,084,690)
Change in valuation allowance	(118,500)	(395,025)
Valuation allowance	(2,432,442)	(2,479,715)
Net future tax assets	-	-

As the criteria for recognizing future income tax assets have not been met due to the uncertainty of realization of available tax loss carry-forwards, a full valuation allowance of 100% has been recorded for the current and prior year.

The non-capital losses of $3,250,000 (2006: $3,460,000) are carried forward for tax purposes and are available to reduce taxable income of future years and expiring as follow:

Year of Expiry	Canada
2008	216,000
2009	457,000
2010	808,000
2014	457,000
2015	507,000
2026	376,000
2027	429,000
	$ 3,250,000

Note 7 Future Income Taxes (continued)

During the 2004 fiscal year, the Company issued 1,862,222 common shares on a flow-through basis for gross proceeds of $209,500. The flow-through subscription agreements required the Company to renounce certain tax deductions for Canadian exploration expenditures incurred on the Company's mineral properties to the flow-through participants on or before December 31, 2005. The Company has only spent approximately $125,000 of the required $209,500 in qualifying expenditures. As a result of the shortfall in expenditures, the Company was subject to a flow-through penalty tax (Part XXII.6 under the Income Tax Act of Canada) and at December 31, 2007 has accrued $18,557 in taxes payable. The Company may be contingently liable to the flow-through share investors in the event of reassessments of their income tax returns by the Canada and Revenue Agency as a result of this shortfall in qualifying expenditures. The Company is currently unable to determine the amount of liability, if any, relating to this flow-through share financings.

Note 8 Segmented Information

The Company's activities are all in one industry segment of mineral property acquisition, exploration and development. The Company's assets are located in the following locations:

	Canada	South America	Total
December 31, 2007			
Cash	$ 5,126	$ 1,302	$ 6,428
Amounts receivable	27,270	-	27,270
Prepaid expenses	4,671	-	4,671
Equipment	7,999	-	7,999
Mineral properties, including deferred costs	-	1	1
	$ 40,466	$ 1,303	$ 46,369

	Canada	South America	Total
December 31, 2006			
Cash	$ 20,164	$ 195	$ 20,359
Amounts receivable	22,741	-	22,741
Prepaid expenses	2,708	-	2,708
Equipment	10,482	-	10,482
Mineral properties, including deferred costs	-	1	1
	$ 56,095	$ 196	$ 56,291

	Canada	South America	Total
December 31, 2007			
Operating loss	$ (431,698)	$ (36,412)	$ (468,110)

	Canada	South America	Total
December 31, 2006			
Operating loss	$ (740,639)	$ (744,305)	$ (1,484,944)

BALLAD GOLD & SILVER LTD.
Management Discussion and Analysis of Financial Condition and Results of Operations
DECEMBER 31, 2007

BACKGROUND

The following discussion and analysis, prepared as of May 12, 2008, should be read together with the audited consolidated financial statements for the years ended December 31, 2007 and 2006 and related notes attached thereto, which are prepared in accordance with Canadian generally accepted accounting principles. All amounts are stated in Canadian dollars unless otherwise indicated.

These consolidated financial statements include the accounts of the Company and its wholly owned Peruvian incorporated subsidiaries, Ballad Enterprises Del Peru S.R. Ltda. (inactive), Ballad Exploration S.A. (inactive), and TVX Minera Del Peru S.A. (inactive), and the Company's wholly owned Argentinian subsidiary Compania Minera San Antonia which was incorporated by the Company on February 25, 2005 to facilitate exploration in Argentina. All inter-company transactions and balances have been eliminated upon consolidation.

Statements in this report that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties, which could cause actual results to vary considerably from these statements. Readers are cautioned not to put undue reliance on forward-looking statements.

This discussion and analysis for the three-month period and the year ended December 31, 2007 and 2006 is prepared as of, and contains disclosure of material changes occurring up to and including, May 12, 2008.

Additional information related to the Company is available for view on SEDAR at www.sedar.com.

OVERVIEW

Ballad Gold & Silver Ltd. ("Ballad") is a mining exploration company. The Ballad's shares are listed and called for trading on the TSX Venture Exchange under the trading symbol "BGS".

Ballad conducts natural resource exploration and development operations in Canada and South America. In South America, Ballad has conducted exploration in Peru and Argentina.

Mineral Properties

During fiscal 2005 Ballad wrote-off all exploration and acquisition costs on the Rabbit North Property, situated in Canada and the Roberto base metal exploration property in the Peruvian province of Huancaveilea, due to poor exploration results and inactivity on the properties.

On April 19, 2006, Ballad announced its intention to drop its option to earn an interest in the Rabbit North Property and to focus on its South American properties.

Penascudo Gold-Silver Property, Argentina

HISTORICAL OVERVIEW

During fiscal 2004 Ballad successfully completed Phase I of the Exploration Program on the Penascudo Gold & Silver Property.

Mineral Properties – Cont'd.

Exploration featured four primary objectives.

- To confirm of Bonanza grade gold and silver sampling results from the high grade El Rey ("The King") Vein located within the Pedro Mina.
- To search for surface continuation of the El Rey Vein along strike where it trends under overburden.
- To identify additional veins or indications of veins on surface near the El Rey Vein to further increase the potential known size of the system hosting high grade mineralization.
- To establish trenching targets at the El Rey Zone for follow-up drilling testing.

Ballad successfully achieved all four objectives:

- <u>Bonanza Grade Results</u>

  The high grade gold values obtained by Ballad at the El Rey Vein are encouraging in suggesting the property's potential to host a high grade, Low Suphidation Epithermal deposit. Previous results assayed as high as 1,102.99 grams per ton (32.18 ounces per ton) gold (Au) and 704.7 grams per ton (20.56 ounces per ton) silver (Ag) on a 0.35 meter chip sample from the 55 meter exposure of the El Rey Vein.

  During the Phase 1 Exploration Program a confirmation chip sample at the El Rey Vein returned 1,365 grams per ton (39.81 ounces per ton) Au and 1,730 grams per ton (50.46 ounces per ton) Ag.

  Visible high grade gold was also observed at the El Rey Vein.

  The presence of visible gold with high grade gold values within the El Rey Vein confirms the systems' potential to host high grade gold and silver mineralization.

- <u>El Rey Extension</u>

  Exploration near the El Rey Vein focused on discovering surface evidence of an extension of the El Rey Vein in order to increase the potential of the high-grade gold mineralization prior to trenching and drilling.

  Ballad reported that additional gold and silver mineralization was discovered approximately 200 metres along strike northeast of the El Rey Vein during recent surface sampling. This apparent extension of the El Rey Vein outcropped for a strike length of over 21 meters and measured between 0.15 to 0.30 meters in width on surface. Preliminary chip samples of this vein returned anomalous gold values between 0.278 and 0.438 ppm.

  The apparent extension of mineralization from the El Rey Vein is considered by independent consulting geologists to suggest the El Rey Vein may be more than 255 metres in strike length along surface alone. Most of the El Rey Vein remains covered by overburden and Ballad plans to expose this vein and any possible extensions along strike through trenching during the next field season.

Mineral Properties – Cont'd

Penascudo Gold-Silver Property, Argentina – *Cont'd*

HISTORICAL OVERVIEW – (Cont'd)

- Additional Gold Bearing Vein

  Ballad reported the important discovery of a second, high-grade, parallel striking, vein 60 meters to the north of the El Rey Vein.

  This second vein outcrops briefly for 6 metres along strike with a width up to 10 cm and returned from a chip sample values of 15.60 grams per ton Au and 203 grams per ton Ag over 3 metres along strike.

  This newly discovered vein is open on both ends along strike as it dips under overburden to the northeast and southwest and is a target for trenching to extend known mineralization to the northeast and southwest. Between this new high grade vein discovery and the Bonanza grade El Rey Vein 60 metres away Ballad's geologists were unable to sample due to overburden therefore more veins may be present at surface between these veins. This covered area will be a high priority trenching target with a view to exposing additional gold bearing veins.

  Overall, the presence of visible gold and high-grade gold and silver values within a multi-vein system is considered by Ballad's geologists to be encouraging in its hunt for a Bonanza-grade, low sulphidation, epithermal deposit at Penascudo.

- Further Exploration

  Only a portion of Penascudo's potential has been tested on surface. Limited surface sampling during the Phase 1 Exploration Program beyond the El Rey Vein discovery area has identified other areas of exploration interest on the Penascudo Property, including numerous additional veins, some of which measure up to 5 metres in width. Sampling of these areas is preliminary and additional exploration is required to determine the potential of these large veins and the possible influence they may have on the potential of the Penascudo Property.

The 2004 Phase 1 Chip Sampling Program was conducted by and under the direct supervision of Independent Qualified Person Bohumil (Boris) Molak, Ph.D, P.Geo.

On June 11, 2003 Ballad and Golden Arrow Corporation (formerly IMA Exploration Inc.) ("Golden Arrow") reached an agreement for Ballad to acquire by option up to an 85% interest in the 9,000 hectare Penascudo Gold-Silver Project from Golden Arrow. The Penascudo Gold-Silver Project is located in the Patagonia region of Southern Argentina, the source area of a string of recent gold and silver discoveries, the most recent being the spectacular Navidad high-grade silver discovery by Golden Arrow.

The agreement between Ballad and Golden Arrow provided the Company with a 60 day period to conduct a review of the property including a due diligence geological study of the Penascudo Property for the Company by an Independent Qualified Person.

Mineral Properties – Cont'd

Penascudo Gold-Silver Property, Argentina – Cont'd
HISTORICAL OVERVIEW – (Cont'd)

The Company's independent Qualified Person conducted an initial review of the discovery area, named the EL REY Gold/Silver zone. Results from that initial review include bonanza grade chip samples assaying up to 1,102.99 grams/tonne gold (32.18 oz/ton) and 704.7 grams/tonne silver (20.56 oz/ton) over a 0.35 meter wide vein structure and grab samples assaying as high as 1,098.23 grams/tonne gold (32.04oz/ton) and 1,144.5 grams/tonne silver (33.39 oz/ton) over the same vein system.

Golden Arrow granted the Company an option to earn an initial 70% interest in the property for incurring US $1,800,000 of exploration work staged over five years, making a one time US $300,000 cash payment to exercise the option and issuing 500,000 post consolidation common shares at the approval of the option by the TSX Venture Exchange and a further 500,000 common shares on the exercise of the option. The Company's interest is subject to a 1.5% NSR Royalty. Ballad may increase its interest by funding a feasibility study.

During fiscal 2005 Ballad incorporated its Argentinean subsidiary, Compania Minera San Antonio ("San Antonio") to facilitate exploration in Argentina.

On December 2, 2005 the Company announced that exploration on the Penascudo Property would be delayed until access considerations raised by two of the 12 surface owners were resolved. Over the ensuing fifteen months the Company pursued its rights to access through the Argentinean Government and the Mining Ministry and was ultimately successful.

The provincial government of Chubut in Argentina has passed legislation suspending exploration and mining activity in certain areas including the geographic area covering the Cerro Penascudo gold and silver property in Chubut province, Argentina. As no exploration or development work can be conducted at Cerro Penascudo while the legislation is in effect and there is currently no limitation period for the legislation's effect, as at December 31, 2006, the property was written-down to $1.

The Company had worked to gain access for exploration at Penascudo after two surface right holders challenged the Company's rights to explore in November, 2005. After a lengthy process the Company received a declaration from the Director of Mines refusing the surface owners' objections and allowing the Company access to further explore at Penascudo in May, 2006. On June 30, 2006, the Chubut government passed legislation that effectively suspended exploration and mining activity for the geographic area covering the Cerro Penascudo gold and silver property.

During the year ended December 31, 2007, the Company cancelled the option agreement and is currently negotiating the transfer of the property back to Golden Arrow Resources Corporation. On February 19, 2008, the Company cancelled its option to acquire an interest in the property.

During the year ended December 31, 2007, the Company incurred $31,077 to maintain the property in good standing which has been recorded as impairment of mineral property.

In order to maintain the property in good standing Golden Arrow has advanced the Company $11,850 (US$12,000) for purposes of paying the property canon for the first semester of 2008. The amount is included in account payable and accrued liabilities as at the year end. Subsequent to the year end, the Company has paid the property canon for the first semester of 2008.

BALLAD GOLD & SILVER LTD.
Management Discussion and Analysis of Financial Condition and Results of Operations
DECEMBER 31, 2007

SELECTED FINANCIAL INFORMATION

The following table presents selected financial information for the years ended September 30, 2007, 2006, 2005 and 2004:

	Year ended December 31, 2007	Year ended December 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004
	$	$	$	$
Revenue	-	-	-	-
Net loss	(468,110)*	(1,484,944)**	(825,567)***	(553,640)
Basic and diluted loss per share	(0.02)	(0.06)	(0.04)	(0.03)
Total assets	46,369	56,291	676,067	920,430

* Includes $31,077 in exploration expenditures during the year
** includes $743,959 in mineral property impairment in fiscal 2006.
*** Includes $355,283 in mineral property impairment in fiscal 2005.

RESULTS OF OPERATIONS

For the three months ended December 31, 2007

For the three months ended December 31, 2007 the net loss was $69,214 or $0.002 per share compared to the net loss of $1,031,218 or $0.04 per share (93.28% decrease) in 2006. The decrease in the net loss of $962,004 was primarily due to decreases in mineral property impairment of $712,882 and non-cash stock-based compensation expense of $130,921, management fees of $31,000 and office and miscellaneous of $25,973 due to re-organization reporting and control procedures, professional fees of $10,570, shareholder communications of $5,247 and a decrease in taxes on flow-through shares of $18,477 with a recovery of accounts payable write-off $46,326. These decreases were offset by increases in property investigation costs of $6,874 due to investigating new and currently owned properties in South America and travel and promotion of $2,520 with the balance of the increases of $1,412 spread over the remainder of the expenses.

For the year ended December 31, 2007

For the year ended December 31, 2007 the net loss was $468,110 or $0.02 per share compared to the net loss of $1,484,944 or $0.06 per share (68.48% decrease) in 2006. The decrease in the net loss of $1,016,834 was primarily due to decreases in mineral property impairment of $712,882, and $328,627 in non-cash stock-based compensation expense. The company recorded non-cash compensation expense during the year ended December 31, 2006 which represented the estimated fair value of stock options granted during the year ended with decreases in management fees of $25,000, travel and promotion of $15,147, office and miscellaneous of $30,481, interest of $5,893, filing fees of $3,638 and shareholder communications of $5,438, taxes on flow-through shares of $18,477 with a recovery in accounts payable write-off of $46,326. These decreases were offset by increases in legal fees of $105,814 due to increased activity in corporate, property investigations and financing, property investigation costs of $45,842 due to an extensive investigation of properties in South America, consulting fees increased by $13,419 due to maintaining corporate and administrative consultants in South America with the balance of the increases of $1,414 spread over the remainder of the expenses.

BALLAD GOLD & SILVER LTD.
Management Discussion and Analysis of Financial Condition and Results of Operations
DECEMBER 31, 2007

REVENUES

The Company does not have any source of revenue. The Company uses equity financing and advances from related parties to support its operations.

EXPENSES

The following table identifies the changes in general and administrative expenses for the years ended December 31, 2007, 2006, 2005 and 2004:

	Year ended December 31, 2007	Year ended December 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004
	$	$	$	$
Accounting and audit fees	23,612	32,288	32,613	27,970
Increase (decrease) *	(26.87)	(1.00)	16.60	(22.41)
Amortization	2,483	3,311	4,434	4,737
Increase (decrease) *	(25.00)	(25.35)	(6.40)	71.82
Consulting fees	27,979	14,560	15,606	15,388
Increase (decrease) *	92.16	(6.70)	1.42	(70.81)
Filing fees	11,204	14,842	9,224	16,315
Increase (decrease) *	(24.51)	60.91	(43.46)	(22.92)
Interest	36,905	42,798	41,841	16,705
Increase (decrease) *	(13,76)	2.29	150.47	(75.85)
Legal	139,586	25,086	91,819	123,121
Increase (decrease) *	456.43	(72.68)	(25.42)	16.44
Management fees	71,000	96,000	118,500	66,000
Increase (decrease) *	(26.04)	(18.99)	79.50	-
Office and miscellaneous	11,213	41,694	62,427	52,753
Increase (decrease) *	(73.10)	(33.21)	18.34	7.74
Part X11.6 taxes	40	18,517	-	-
Increase (decrease) *	(99.78)	100.00	-	-
Rent	39,000	37,200	37,200	37,200
Increase (decrease) *	4.84	-	-	-
Property investigation	45,842	-	-	-
Increase (decrease) *	100.00	-	-	-
Shareholder communications	43,410	48,848	82,122	76,738
Increase (decrease) *	(11.13)	(40.52)	7.01	(75.72)
Stock based compensation	-	328,627	-	75,067
Increase (decrease) *	N/A	N/A	N/A	(93.00)
Transfer agent	4,405	3,963	4,851	5,229
Increase (decrease) *	11.15	(18.31)	7.23	(14.25)
Travel and promotion	18,094	33,241	17,522	34,917
Increase (decrease) *	(45.57)	89.71	(49.82)	(58.55)

* Increase (decrease) expressed in % compared to the prior year

SUMMARY OF QUARTERLY RESULTS

The following table presents unaudited selected financial information for each of the last eight quarters:

	Year ended December 31,							
	2007				2006			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	$	$	$	$	$	$	$	$
Revenue	-	-	-	-	-	-	-	-
Net loss	(76,298)	(97,954)	(224,644)	(69,214)	(290,367)	(80,856)	(82,503)	(1,031,218)
Basic/diluted loss per share	(0.00)	(0.01)	(0.01)	(0.002)	(0.01)	(0.01)	(0.00)	(0.04)

The net loss of $69,214 for the fourth quarter ended December 31, 2007, decreased significantly compared to the net loss of $1,031,218 for the fourth quarter of the previous year which was mainly due to mineral property impairment of $743,959 in fiscal 2006 and to non-cash stock based compensation expense of $130,921.

The net loss of $76,298 for the first quarter ended December 31, 2007, decreased significantly compared to the net loss of $290,367 for the first quarter of the previous year which was mainly due to non-cash stock-based compensation expense of $197,706.

The net loss of $224,644 for the third quarter ended December 31, 2007, increased significantly compared to the net loss of $82,503 for the third quarter of the previous year which was mainly due to legal expenses of $117,199 due to increased activity in corporate, property investigations and financing matters.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2007, the Company had a working capital deficiency of $1,374,085 (2006: $1,323,317).

Management anticipates raising additional funding through sale of its securities to enable the Company to fund ongoing operations.

As of March 3, 2006 the Company had completed $320,500 of its planned $1,500,000 private placement pursuant to which the Company has issued 4,006,250 units of its securities at $0.08 per unit, each unit consisting of one common share and one two-year transferable share purchase warrant with each such warrant entitling the holder thereof to purchase one additional common share of the Company at a price of $0.105 per share. Management has estimated the fair value if the warrant to be $90,140 which has been included in share capital

On July 13, 2007 the Company completed a second tranche of its private placement, issuing 5,185,735 units of its securities at $0.08 per unit, raising $414,859, of which $206,759 was received during 2006 and recorded as liability to issue shares.. Each unit consists of one common share and one

LIQUIDITY AND CAPITAL RESOURCES – Cont'd

two-year transferable share purchase warrant with each such warrant entitling the holder thereof to purchase one additional common share of the company at a price of $0.15 per share. The units were restricted from trading until November 14, 2007. Management has estimated the fair value if the warrant to be $116,679 which has been included in share capital

At December 31, 2007, the Company held cash on hand of $6,428 (2006: $20,359), amounts receivable of $27,270 (2006: $22,741), prepaid expenses of $4,671 (2006: $2,708) and liabilities totalled $1,412,454 (2006: $1,369,125).

The Company does not have any off-balance sheet arrangements.

SHARE CAPITAL

On May 11, 2007, the authorized share capital of the Company was changed from 100,000,000 common shares without par value to unlimited common shares without par value.

The Company's shareholders' equity (deficiency) is as follows:

	Common shares		Contributed	Share	Accumulated	
	Quantity	Amount	Surplus	Subscriptions	Deficit	Total
		$	$	$	$	$
Balance, December 31, 2004	18,563,533	12,779,508	1,146,867	150,000	(13,779,950)	296,425
Shares issued for cash	2,168,889	244,000	-	(150,000)	-	94,000
Shares issued in settlement of debt	53,333	6,000	-	-	-	6,000
Share subscriptions	-	-	-	23,824	-	23,824
Future income taxes on exploration expenditures renounced to shareholders	-	(47,875)	-	-	-	(47,875)
Loss for the year	-	-	-	-	(825,567)	(825,567)
Balance, December 31, 2005	20,785,755	12,981,633	1,146,867	23,824	(14,605,517)	(453,193)
Shares issued for cash	4,006,250	320,500	-	(23,824)	-	296,676
Stock based compensation	-	-	328,627	-	-	328,627
Share subscriptions	-	-	-	-	-	-
Loss for the year	-	-	-	-	(1,484,944)	(1,484,944)
Balance, December 31, 2006	24,792,005	13,302,133	1,475,494	-	(16,090,461)	(1,312,834)
Shares issued for cash	5,185,735	414,859	-	-	-	414,859
Loss for the year	-	-	-	-	(468,110)	(468,110)
Balance, December 31, 2007	29,977,740	13,716,992	1,475,494	-	(16,558,571)	(1,366,085)

Warrants

A summary of the status of the Company's warrants as of December 31, 2007 and 2006, and changes during the year then ended is as follows:

SHARE CAPITAL – Cont'd

	2007	
	Warrants	Weighted Average Exercise Price
Outstanding, December 31,2004 and March 31, 2005	10,264,667	$ 0.220
Granted	2,222,222	0.150
Exercised	-	0.110
Forfeited/cancelled	(10,264,667)	0.220
Outstanding, December 31, 2005	2,222,222	$ 0.150
Granted	4,006,250	0.105
Outstanding, December 31, 2006	6,228,472	$ 0.121
Expired	(2,222,222)	0.150
Granted	5,185,735	0.105
Outstanding, December 31, 2007	9,191,985	$ 0.105

At December 31, 2007, the following share purchase warrants were outstanding entitling the holders the right to purchase one common share for each warrant held:

Number of Warrants	Exercise Price	Expiry Date
4,006,250	0.105	February 17, 2008
5,185,735	0.105	July 13, 2009
9,191,985		

The weighted average remaining life of all outstanding warrants as of December 31, 2007 is 0.92 years (2006 – 0.77)

Subsequent to December 31, 2007, 4,006,250 warrants at $0.105 per warrant expired unexercised.

Stock Option Plan

The Company follows the policies of the TSX Venture Exchange ("TSX-V") under which it is authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. Under the stock option plan, the exercise price of each option equals the market price of the Company's shares as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

The Company has granted employees and directors common share purchase options. These options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant.

A summary of the status of the Company's stock option plan as of December 31, 2007 and December 31, 2006 and changes during the years then ended is presented below:

Stock Option Plan – cont'd

	December 31, 2007		December 31, 2006	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding, beginning of year	2,078,575	$0.25	258,853	$0.55
Granted	-	-	2,078,575	0.25
Expired/cancelled	(150,000)	0.25	(258,853)	0.55
Outstanding and exercisable, end of year	1,928,575	$0.25	2,078,575	$0.25

The weighted average remaining life of all outstanding stock options is 0.17 years (2006 – 1.11).

At December 31, 2007, 1,928,575 share purchase options were outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Number of Options	Exercise Price	Expiry Date
1,928,575	$0.25	March 2, 2008

Subsequent to December 31, 2007, 1,928,575 stock options at $0.25 per option expired unexercised.

The Company records the fair value of compensation expense on the granting of stock options. The fair value is determined using the Black-Scholes option pricing model. During the year ended December 31, 2007 no options were granted by the Company. For the year ended December 31, 2006 the Company recorded a non-cash compensation charge of $328,627 upon the issuance of 2,078,575 stock options. The weighted average fair value of the options was $0.15 per share.

The fair value of share options was estimated using the Black-Scholes option pricing model with the following assumptions:

	2007	2006
Risk-free interest rate	-	3.86%
Dividend yield	-	-
Expected stock price volatility	-	94.70%
Weighted average expected stock option life	-	2 years

RELATED PARTY TRANSACTIONS

During the years ended December 31, 2007 and 2006, the Company incurred the following costs charged by directors of the Company and companies controlled by directors of the Company:

	2007	2006
Legal fees	$ 155,036	$ 25,096
Interest	44,328	33,378
Consulting fees	-	36,000
Management fees	71,000	60,000
Shareholder communication	17,500	-
Property investigation	45,842	-
Rent	1,800	
Travel	8,790	-
	$ 344,296	$ 154,474

During the year ended December 31, 2007, the Company incurred $Nil as due to an officer (2006 - $24,000) for geological consulting which is included in resource property costs.

At December 31, 2007, the Company owed $772,221 (2006 - $491,441) to directors of the Company and companies controlled by directors of the Company. These amounts are unsecured and have no set terms of repayment and include approximately $344,367(2006: $124,641) owing to a company controlled by a director which includes interest at the rate of 2% per month. Interest paid or accrued during the year ended December 31, 2007 was $77,706 (2005: $33,378). The balance of funds due to directors is non-interest bearing.

In addition to the above the Company recorded stock based compensation of $Nil (2006 - $281,309) to officers and directors of the Company pursuant to the granting of stock options.

The above transactions have been in the normal course of operations and are recorded at the exchange amounts being the amounts as agreed to between the parties.

OUTSTANDING SHARE DATA

As at May 12, 2008 the Company had an authorized share capital of an unlimited number of common shares without a par value. Shares outstanding as at May 12, 2008 totalled 29,977,740 shares, granted options to directors and employees totalling Nil shares and had 5,185,735 warrants outstanding at a weighted average exercise price of $0.105 per share.

BALLAD GOLD & SILVER LTD.
Management Discussion and Analysis of Financial Condition and Results of Operations
DECEMBER 31, 2007

MANAGEMENT CHANGES

During the year ended December 31, 2007, the Company announced the appointment of Luis Botto to its board of directors.

RISKS AND UNCERTAINTIES

The Company competes with other junior mineral exploration companies, some of which have greater financial resources and technical facilities. The business of mineral exploration and extraction involves a high degree of risks and few properties that are explored are ultimately developed into production. In addition to specific risks disclosed throughout this discussion, other risks facing the Company include competition, reliance on third parties, environmental and insurance risks, statutory and regulatory requirements, metal prices and foreign currency fluctuations, share price volatility and title risks.

The Company plans to continue to raise additional capital through the exercise of stock options and warrants, and issuing new share capital through equity financing. The Company's ability to raise additional capital will depend upon the progress of new acquisitions, subsequent development of resource properties and the strength of the resource equity markets, which are uncertain. There can be no assurance that additional capital will be available. The Company is in the process of developing plans to raise capital

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Company is accumulated and communicated to the Company's management as appropriate to allow timely decisions regarding required disclosure. The Company's Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation as of the end of the period covered by the year end filings and to provide reasonable assurance that material information related to the Company, is made known to them by others within those entities. It should be noted that while the Company's Chief Executive Officer and Chief Financial Officer believe that the Company's disclosure and controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

ACCOUNTING CHANGES

In July 2006, the Accounting Standards Board ("AcSB") issued a replacement of The Canadian Institute of Chartered Accountants' Handbook ("CICA Handbook") Section 1506, Accounting Changes. The new standard allows for voluntary changes in accounting policy only when they result in the financial statements providing reliable and more relevant information, requires changes in accounting policy to be applied retrospectively unless doing so is impracticable, requires prior period errors to be corrected retrospectively and calls for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements. The impact that the adoption of Section 1506 will have on the Company's results of operations and financial condition will depend on the nature of future accounting changes.

ACCOUNTING CHANGES – Cont'd

Effective January 1, 2007 the Company adopted CICA Handbook Sections 3855, financial instruments; Section 1530, comprehensive income, Section 3856, hedges and Section 3861, Financial instruments - disclosure and presentation.

Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with Canadian generally accepted accounting principles. The Company has no comprehensive transactions in 2007 and accordingly comprehensive loss is equal to net loss.

Section 3855 prescribes when a financial instrument is to be recognized on the balance sheet and at what amount. Under Section 3855, financial instruments must be classified into one of five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. All financial instruments, including derivatives, are measured at the balance sheet date at fair value except for loans and receivables, held-to-maturity investments, and other financial liabilities which are measured at amortized cost. The adoption of these policies has not had a significant impact on the financial statement presentation or disclosures.

Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives and identifies the information that should be disclosed about them. Under the new standards, policies followed for periods prior to the effective date generally are not reversed and, therefore, the comparative figures have not been restated.

These standards have been applied prospectively. The adoption of these standards has not resulted in any adjustments to the carrying amounts of financial assets and financial liabilities at January 1, 2007.

Under adoption of these new standards, the Company designated its cash and cash equivalents as held-for-trading, which are measured at fair value. Amounts receivable are classified as receivables, which are measured at amortized cost. Accounts payable and accrued liabilities, due to related parties and taxes payable are classified as other financial liabilities, which are measured at amortized cost.

The Company has determined that it does not have derivatives or embedded derivatives.

Recent Accounting Pronouncements

i) Assessing Going Concern - The AcSB amended CICA Handbook Section 1400, to include requirements for management to assess and disclose an entity's ability to continue as a going concern. This section applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.

Recent Accounting Pronouncements - Cont'd

ii) Capital Disclosures and financial Instruments – Disclosures and Presentation

On December 1, 2006, the CICA issued three new accounting standards: Handbook Section 1535, Capital Disclosures, Handbook Section 3862, Financial Instruments – Disclosures, and Handbook Section 3863, Financial Instruments – Presentation. These standards are effective for interim and annual financial statements for the Company's reporting period beginning on January 1, 2008.

Section 1535 specifies the disclosure of (i) an entity's objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

The new Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

iii) In January 2006, the CICA Accounting Standards Board ("AcSB") adopted a strategic plan for the direction of accounting standards in Canada. Accounting standards for public companies in Canada are expected to converge with the International Financial Reporting Standards (IFRS) as at January 1, 2011.

The Company is currently assessing the impact of these new accounting standards on its financial statements.

FORWARD – LOOKING STATEMENTS

Except for historical information, "This Management's Discussion and Analysis of Financial Condition and Operations" contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on such forward-looking statements.

BRITISH COLUMBIA
The Best Place on Earth

Ministry of Finance
BC Registry Services

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3
www.corporateonline.gov.bc.ca

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Notice of Change of Address

FORM 2
BUSINESS CORPORATIONS ACT
Sections 35 & 36

Filed Date and Time:	**February 5, 2008 12:31 PM Pacific Time**
Effective Date and Time of Filing:	**February 6, 2008 12:01 AM Pacific Time**

Incorporation Number:
BC0075655

Name of Company:
BALLAD GOLD & SILVER LTD.

REGISTERED OFFICE INFORMATION

Mailing Address:
605 - 889 WEST PENDER STREET
VANCOUVER BC V6C 3B2
CANADA

Delivery Address:
605 - 889 WEST PENDER STREET
VANCOUVER BC V6C 3B2
CANADA

RECORDS OFFICE INFORMATION

Mailing Address:
605 - 889 WEST PENDER STREET
VANCOUVER BC V6C 3B2
CANADA

Delivery Address:
605 - 889 WEST PENDER STREET
VANCOUVER BC V6C 3B2
CANADA

#82-4000

BRITISH COLUMBIA
The Best Place on Earth

Ministry of Finance
BC Registry Services

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3
www.corporateonline.gov.bc.ca

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

CERTIFIED COPY
Of a Document filed with the Province of British Columbia Registrar of Companies

RON TOWNSHEND
February 5, 2008

Notice of Articles

BUSINESS CORPORATIONS ACT

This Notice of Articles was issued by the Registrar on: February 6, 2008 12:01 AM Pacific Time

Incorporation Number: **BC0075655**

Recognition Date: Incorporated on August 22, 1967

NOTICE OF ARTICLES

Name of Company:

BALLAD GOLD & SILVER LTD.

REGISTERED OFFICE INFORMATION

Mailing Address:
605 - 889 WEST PENDER STREET
VANCOUVER BC V6C 3B2
CANADA

Delivery Address:
605 - 889 WEST PENDER STREET
VANCOUVER BC V6C 3B2
CANADA

RECORDS OFFICE INFORMATION

Mailing Address:
605 - 889 WEST PENDER STREET
VANCOUVER BC V6C 3B2
CANADA

Delivery Address:
605 - 889 WEST PENDER STREET
VANCOUVER BC V6C 3B2
CANADA

DIRECTOR INFORMATION

ıst Name, First Name, Middle Name:
BERUSCHI, ANTHONY J.

Mailing Address:
PO BOX 450
REVELSTOKE BC V0E 2S0
CANADA

Delivery Address:
320 9TH STREET EAST
REVELSTOKE BC V0E 2S0
CANADA

Last Name, First Name, Middle Name:
BROOKS, DOUGLAS B.

Mailing Address:
4403 RANGER AVENUE
NORTH VANCOUVER BC V7R 3L1
CANADA

Delivery Address:
4403 RANGER AVENUE
NORTH VANCOUVER BC V7R 3L1
CANADA

Last Name, First Name, Middle Name:
ROLAND, RAYMOND W.

Mailing Address:
305 1132 HARO STREET
VANCOUVER BC V6E 1C9
CANADA

Delivery Address:
305 1132 HARO STREET
VANCOUVER BC V6E 1C9
CANADA

---

ast Name, First Name, Middle Name:
OTTO, LUIS

Mailing Address:
560 TRALEE CRESCENT
TSAWWASSEN BC V4M 3R8
CANADA

Delivery Address:
560 TRALEE CRESCENT
TSAWWASSEN BC V4M 3R8
CANADA

AUTHORIZED SHARE STRUCTURE

1. No Maximum COMMON Shares Without Par Value

Without Special Rights or Restrictions attached

#82-4000

BALLAD GOLD & SILVER LTD.

605 - 889 West Pender Street
Vancouver, BC V6C 3B2
Telephone: (604) 682-7159 • Fax: (604) 669-5886 • Toll Free: 1.888.880.2288
Website: www.balladnet.com Email: ajb@balladnet.com

NOTICE OF MEETING AND RECORD DATE

TO: All Applicable Commissions & Stock Exchanges

Dear Sirs:

Pursuant to the requirements of National Instrument 54-101, Ballad Gold & Silver Ltd. hereby advises the following with respect to the upcoming Meeting of Shareholders:

1	CUSIP Number	:	058511 10 6
2	Meeting Type	:	Annual and Special General
3	Meeting Location	:	Vancouver
4	Meeting Date	:	May 30, 2008
5	Record Date for Notice	:	April 25, 2008
6	Record Date for Voting	:	April 25, 2008
7	Beneficial Ownership Determination Date	:	April 25, 2008
8	Class of Securities Entitled to Receive Notice and Vote	:	Common

Dated at Vancouver, British Columbia, this 11th day of March, 2008.

Sincerely,

BALLAD GOLD & SILVER LTD.

PER: *"Anthony J. Beruschi"*

ANTHONY J. BERUSCHI
President

#82-4000

BALLAD GOLD & SILVER LTD.

605 - 889 West Pender Street
Vancouver, BC V6C 3B2
Telephone: (604) 682-7159 • Fax: (604) 669-5886 • Toll Free: 1.888.880.2288
Website: www.balladnet.com Email: ajb@balladnet.com

NOTICE OF AMENDMENT OF MEETING AND RECORD DATE

TO: All Applicable Commissions & Stock Exchanges

Dear Sirs:

Pursuant to the requirements of National Instrument 54-101, Ballad Gold & Silver Ltd. hereby advises the following with respect to the upcoming Meeting of Shareholders:

1	CUSIP Number	:	058511 10 6
2	Meeting Type	:	Annual and Special General
3	Meeting Location	:	Vancouver
4	Meeting Date	:	**June 24, 2008 (Amended)**
5	Record Date for Notice	:	**May 20, 2008 (Amended)**
6	Record Date for Voting	:	**May 20, 2008 (Amended)**
7	Beneficial Ownership Determination Date	:	**May 20, 2008 (Amended)**
8	Class of Securities Entitled to Receive Notice and Vote	:	Common

Dated at Vancouver, British Columbia, this 6th day of May, 2008.

Sincerely,

BALLAD GOLD & SILVER LTD.

PER: *"Anthony J. Beruschi"*

ANTHONY J. BERUSCHI
President

BALLAD GOLD & SILVER LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2007

(Unaudited – Prepared by Management)

BALLAD GOLD & SILVER LTD.

September 30, 2007

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by management and approved by the Audit Committee and Board of Directors of the Company.

The Company's independent auditors have not performed a review of these consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditors.

BALLAD GOLD & SILVER LTD.
INTERIM CONSOLIDATED BALANCE SHEETS

	(Unaudited) September 30, 2007	(Audited) December 31, 2006
ASSETS		
Current		
Cash	$ 4,287	$ 20,359
Amounts receivable	29,278	22,741
Prepaid expenses and advances	26,280	2,708
	59,845	45,808
Equipment – (Note 3)	8,771	10,482
Mineral properties	1	1
	$ 68,617	$ 56,291
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 739,398	$ 598,408
Due to related parties (Note 5)	607,573	491,441
Taxes payable (Note 7)	18,517	18,517
Liability to issue shares (Note 4)	-	260,759
	1,365,488	1,369,125
SHAREHOLDERS' EQUITY (DEFICIENCY)		
Share capital – (Note 4)	13,716,992	13,302,133
Contributed surplus (Note 4)	1,475,494	1,475,494
Deficit	(16,489,357)	(16,090,461)
	(1,296,871)	(1,312,834)
	$ 68,617	$ 56,291

Commitments – (Note 8)

APPROVED BY THE BOARD:

"Anthony J. Beruschi", Director
Anthony J. Beruschi

"Raymond W. Roland", Director
Raymond W. Roland

BALLAD GOLD & SILVER LTD.
INTERIM CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
for the three months and nine months ended September 30, 2007 and 2006
(Unaudited – Prepared by Management)

	Three months ended September 30, 2007	Three months ended September 30, 2006	Nine months ended September 30, 2007	Nine months ended September 30, 2006
Administrative Expenses				
Accounting and audit	$ 7,800	$ 1,500	$ 20,040	$ 13,388
Amortization	571	828	1,711	2,483
Consulting fees – Note 5	16,974	3,780	23,834	11,200
Filing fees	3,200	-	10,755	14,542
Interest, foreign exchange	11,427	14,850	26,542	32,897
Legal – Note 5	117,598	399	117,598	7,866
Management fees	30,000	24,000	78,000	72,000
Office and miscellaneous	5,512	6,148	15,314	19,822
Rent	11,300	9,300	29,900	27,900
Property investigation	8,267	-	38,968	-
Shareholder communication	10,990	20,750	31,831	61,849
Transfer agent	1,005	948	3,164	2,994
Travel and promotion	-	-	1,239	18,906
Net loss before other item	(224,644)	(82,503)	(398,896)	(285,847)
Other item				
Non-cash compensation charge - Note 4	-	-	-	(197,706)
Previous years cost recoveries	-	-	-	29,827
Net loss for the period	(224,644)	(82,503)	(398,896)	(453,726)
Deficit, beginning of period	(16,264,713)	(14,976,740)	(16,090,461)	(14,605,517)
Deficit, end of period	$ (16,489,357)	$ (15,059,243)	$ (16,489,357)	$ (15,059,243)
Basic and diluted loss per share	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)

BALLAD GOLD & SILVER LTD.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

for the three months and nine months ended September 30, 2007 and 2006

(Unaudited – Prepared by Management)

	Three months ended September 30, 2007	Three months ended September 30, 2006	Nine months ended September 30, 2007	Nine months ended September 30, 2006
Operating Activities				
Net loss for the period	$ (224,644)	$ (82,503)	$ (398,896)	$ (453,726)
Add (deduct) items not affecting cash:				
Amortization	571	828	1,711	2,483
Non-cash compensation charge	-	-	-	197,706
Accrued and unpaid interest	11,427	14,850	26,542	32,897
Accrued and unpaid management fees	30,000	24,000	78,000	72,000
	(182,646)	(42,825)	(292,643)	(148,640)
Changes in non-cash working capital items related to operations:				
Accounts receivable	(4,495)	(11,523)	(6,537)	(3,477)
Prepaid expenses	(1,830)	-	(23,572)	-
Accounts payable	62,167	39,552	152,580	(289,654)
	(126,804)	(14,796)	(170,172)	(441,771
Investing Activities				
Deferred exploration expenditures	-	(15,495)	-	(44,226)
	-	(15,495)	-	(44,226)
Financing Activities				
Issuance of common shares	414,859	-	414,859	320,500
Share subscriptions	(297,859)	20,526	(260,759)	161,685
	117,000	20,526	154,100	482,185
Increase (Decrease) in cash during the period	(9,804)	(9,765)	(16,072)	(3,812)
Cash, beginning of period	14,091	13,828	20,359	7,875
Cash, end of period	$ 4,287	$ 4,063	$ 4,287	$ 4,063
Supplemental disclosure of cash flow information:				
Cash paid for:				
Interest	$ -	$ -	$ -	$ -
Income taxes	$ -	$ -	$ -	$ -

Note 1 Interim Reporting

While the information presented in the accompanying interim financial statements is unaudited, it includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and changes in cash flows for the interim periods presented. These interim financial statements follow the same accounting policies and methods of their application as the Company's December 31, 2006 audited financial statements. It is suggested that these interim financial statements be read in conjunction with the Company's annual December 31, 2006 financial statements.

These consolidated financial statements include the accounts of the Company and its wholly owned Peruvian incorporated subsidiaries, Ballad Enterprises Del Peru S.R. Ltda. (inactive), Ballad Exploration S.A. (inactive), and TVX Minera Del Peru S.A. (inactive), and the Company's wholly owned Argentinian subsidiary Compania Minera San Antonia which was incorporated by the Company on February 25, 2005 to facilitate exploration in Argentina. All inter-company transactions and balances have been eliminated upon consolidation.

Note 2 Comparative figures

Certain of the comparative figures have been reclassified to conform to the current year's presentation.

Note 3 Equipment

2007	Cost	Accumulated Amortization	Net
Computer equipment	$ 26,967	$ 23,822	$ 3,145
Office equipment	17,983	12,357	5,626
	$ 44,950	$ 36,179	$ 8,771

2006	Cost	Accumulated Amortization	Net
Computer equipment	$ 26,967	$ 22,690	$ 4,277
Office equipment	17,983	10,950	7,033
	$ 44,950	$ 33,640	$ 11,310

Note 4 Share Capital

On May 11, 2007, the authorized share capital of the Company was changed from 100,000,000 common shares without par value to unlimited common shares without par value.

The Company's shareholders' equity (deficiency) is as follows:

	Common shares		Contributed	Share	Accumulated	
	Quantity	Amount	Surplus	Subscriptions	Deficit	Total
		$	$	$	$	$
Balance, December 31, 2004	18,563,533	12,779,508	1,146,867	150,000	(13,779,950)	296,425
Shares issued for cash	2,168,889	244,000	-	(150,000)	-	94,000
Shares issued in settlement of debt	53,333	6,000	-	-	-	6,000
Share subscriptions	-	-	-	23,824	-	23,824
Future income taxes on exploration expenditures renounced to shareholders	-	(47,875)	-	-	-	(47,875)
Loss for the year	-	-	-	-	(825,567)	(825,567)
Balance, December 31, 2005	20,785,755	12,981,633	1,146,867	23,824	(14,605,517)	(453,193)
Shares issued for cash	4,006,250	320,500	-	(23,824)	-	296,676
Stock based compensation	-	-	328,627	-	-	328,627
Share subscriptions	-	-	-	-	-	-
Loss for the year	-	-	-	-	(1,484,944)	(1,484,944)
Balance, December 31, 2006	24,792,005	13,302,133	1,475,494	-	(16,090,461)	(1,312,834)
Shares issued for cash	5,185,735	414,859	-	-	-	414,859
Loss for the year	-	-	-	-	(398,896)	(398,896)
Balance, September 30, 2007	29,977,740	13,716,992	1,475,494	-	(16,489,357)	(1,296,871)

During the year ended December 31, 2005, the Company agreed to a non-brokered private placement financing of up to $1,500,000 consisting of up to 18.75 million units at $0.08 per unit. Each unit consists of one common share and one transferable warrant entitling the holder to purchase one additional share for $0.105 per share for a period of two years. A portion of the financing may be issued on a flow-through basis.

Subsequent to the 2005 year end it was determined that the Company's flow through expenditures were $69,105 less than the $209,500 that was renounced in early 2005. The Company has recorded the future income tax recovery in 2005 applicable to the actual flow through expenditures incurred of $140,395. (Refer to Note 7.)

During the year ended December 31, 2006 the Company issued 4,006,250 units of its securities at $0.08 per unit, for net proceeds of $320,500, each unit consisting of one common share and one two-year transferable share purchase warrant with each such

Note 4 Share Capital - (cont'd)

warrant entitling the holder thereof to purchase one additional common share of the Company at a price of $0.105 per share. On July 13, 2007 the Company completed a second tranche of its $1-million private placement, issuing 5,185,735 units of its securities at eight cents per unit, raising $414,859. Each unit consists of one common share and one two-year transferable share purchase warrant with each such warrant entitling the holder thereof to purchase one additional common share of the company at a price of 10.5 cents per share. The units are restricted from trading until November 14, 2007.

Share Purchase Warrants

A summary of the status of the Company's warrants as of September 30, 2007 and 2006, and changes during the periods then ended is as follows:

	2007	
	Warrants	Weighted Average Exercise Price
Outstanding, December 31,2004 and March 31, 2005	10,264,667	$ 0.220
Granted	2,222,222	0.150
Exercised	-	0.110
Forfeited/cancelled	(10,264,667)	0.220
Outstanding, December 31, 2005	2,222,222	$ 0.150
Granted	4,006,250	0.105
Outstanding, December 31, 2006	6,228,472	$ 0.121
Expired	(2,222,222)	0.150
Granted	5,185,735	0.105
Outstanding, September 30, 2007	9,191,985	$ 0.105

At September 30, 2007, the following share purchase warrants were outstanding entitling the holders the right to purchase one common share for each warrant held:

Number of Warrants	Exercise Price	Expiry Date
4,006,250	0.105	March 3, 2008
5,185,735	0.105	July 12, 2009
9,191,985		

The weighted average remaining life of all outstanding warrants as of September 30, 2007 is 1.8 years (2006: 1.7 years)

Note 4 Share Capital - (cont'd)

Stock Option Plan

The Company follows the policies of the TSX Venture Exchange ("TSX-V") under which it is authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. Under the stock option plan, the exercise price of each option equals the market price of the Company's shares as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

The Company has granted employees and directors common share purchase options. These options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant.

A summary of the status of the Company's stock option plan as of September 30, 2007 and September 30, 2006 and changes during the periods then ended is presented below:

	September 30, 2007		September 30, 2006	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding, beginning of period	2,078,575	$0.25	258,853	$0.55
Granted	-	-	2,078,575	0.25
Expired/cancelled	-	-	(258,853)	(0.55)
Outstanding and exercisable, end of period	2,078,575	$0.25	2,078,575	$0.25

The weighted average remaining life of all outstanding stock options is .41 years (2006 – 1.36).

At September 30, 2007, 2,078,575 share purchase options were outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Number of Options	Exercise Price	Expiry Date
2,078,575	0.25	February 9, 2008
2,078,575		

Note 4 Share Capital - (cont'd)

Stock Option Plan – (cont'd)

At September 30, 2006, 2,078,575 share purchase options were outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Number of Options	Exercise Price	Expiry Date
2,078,575	0.25	February 9, 2008
2,078,575		

The Company records the fair value of compensation expense on the granting of stock options. The fair value is determined using the Black-Scholes option pricing model. During the six months ended June 30, 2007, no stock options were granted. For the nine months ended September 30, 2006 the Company recorded a non-cash compensation charge of $197,706 upon the issuance of 2,078,575 stock options. The weighted average fair value of the options was $0.10 per share. As at September 30, 2007 the Company has not granted any stock options.

The fair value of share options was estimated using the Black-Scholes option pricing model with the following assumptions:

	2007	**2006**
Risk-free interest rate	-	3.25%
Dividend yield	-	-
Expected stock price volatility	-	94.7%
Weighted average expected stock option life	-	2 years

Note 5 Related Party Transactions

During the nine months ended September 30, 2007 and 2006, the Company incurred the following costs charged by directors of the Company and companies controlled by directors of the Company:

	2007	2006
Management fees	$ 78,000	$ 72,000
Interest	26,542	24,397
Legal	117,598	7,866
Property investigation	3,500	-
Shareholder communication	3,500	-
	$ 229,140	$ 104,263

Note 5 Related Party Transactions – (cont'd)

During the nine months ended September 30, 2007, an officer of the Company and a company controlled by an officer was accrued or paid $Nil (2006 - $18,000) for geological consulting which is included in resource property costs.

At September 30, 2007, the Company owed $607,573 (2006 - $409,259) to directors of the Company and companies controlled by directors of the Company. These amounts are unsecured and have no set terms of repayment and include approximately $278,967 (2006: $123,237) owing to a company controlled by a director that accrues interest at the rate of 2% per month. Interest paid or accrued during the nine months ended September 30, 2007 was $26,542 (2006: $24,397). The balance of funds due to directors is non-interest bearing.

The above transactions have been in the normal course of operations and, in management's opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

Note 6 Segmented Information

The Company's activities are all in one industry segment of mineral property acquisition, exploration and development. Mineral properties and equipment by geographical segments are as follows:

	Canada	South America	Total
September 30, 2007			
Equipment	$ 8,771	$ -	$ 8,771
Mineral properties, including deferred costs	-	1	1
	$ 8,771	$ 1	$ 8,772

	Canada	South America	Total
September 30, 2006			
Equipment	$ 11,310	$ -	$ 11,310
Mineral properties, including deferred costs	-	683,440	683,440
	$ 11,310	$ 683,440	$ 694,750

	Canada	South America	Total
September 30, 2007			
Net loss	$ (385,562)	$ (13,334)	$ (398,896)

	Canada	South America	Total
September 30, 2006			
Net loss	$ (453,726)	$ -	$ (453,726)

Note 7 Taxes payable

During the 2004 fiscal year, the Company issued 1,862,222 common shares on a flow-through basis for gross proceeds of $209,500. The flow-through subscription agreements required the Company to renounce certain tax deductions for Canadian exploration expenditures incurred on the Company's mineral properties to the flow-through participants on or before December 31, 2005. The Company has only spent approximately $140,000 of the required $209,500 in required expenditures. As a result of the shortfall in expenditures, the Company is subject to a flow-through penalty tax (Part XXII.6 under the Income Tax Act of Canada) and at December 31, 2006 has accrued $18,517 in taxes payable.

Note 8 Commitments

The Company has committed to pay the following annual expenses, on a month to month basis, as follows:

(a) $37,200 per year in office rent;
(b) $36,000 per year in consulting fees to an officer of the Company.

BALLAD GOLD & SILVER LTD.
Management Discussion and Analysis of Financial Condition and Results of Operations
SEPTEMBER 30, 2007

BACKGROUND

The following discussion and analysis, prepared as of November 7, 2007, should be read together with the unaudited consolidated financial statements for the nine months ended September 30, 2007 and 2006 and the audited consolidated financial statements for the year ended December 31, 2006 and related notes attached thereto, which are prepared in accordance with Canadian generally accepted accounting principles. All amounts are stated in Canadian dollars unless otherwise indicated.

These consolidated financial statements include the accounts of the Company and its wholly owned Peruvian incorporated subsidiaries, Ballad Enterprises Del Peru S.R. Ltda. (inactive), Ballad Exploration S.A. (inactive), and TVX Minera Del Peru S.A. (inactive), and the Company's wholly owned Argentinian subsidiary Compania Minera San Antonia which was incorporated by the Company on February 25, 2005 to facilitate exploration in Argentina. All inter-company transactions and balances have been eliminated upon consolidation.

Statements in this report that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties, which could cause actual results to vary considerably from these statements. Readers are cautioned not to put undue reliance on forward-looking statements.

This discussion and analysis for the nine-month period ended September 30, 2007 and 2006 is prepared as of, and contains disclosure of material changes occurring up to and including, November 7, 2007.

Additional information related to the Company is available for view on SEDAR at www.sedar.com.

OVERVIEW

Ballad Gold & Silver Ltd. ("the Company") is a mining exploration company. The Company's shares are listed and called for trading on the TSX Venture Exchange under the trading symbol "BGS".

The Company conducts natural resource exploration and development operations with interests in gold, silver, base and other precious metal exploration and development properties in South America. In South America, the Company has conducted exploration in Peru and Argentina.

Mineral Properties

During fiscal 2005 the Company wrote-off all exploration and acquisition costs on the Rabbit North Property, situated in Canada and the Roberto base metal exploration property in the Peruvian province of Huancaveilea, due to poor exploration results and inactivity on the properties.

On April 19, 2006, the Company announced its intention to drop its option to earn an interest in the Rabbit North Property and to focus on its South American properties.

Penascudo Gold-Silver Property, Argentina

HISTORICAL OVERVIEW

During the year ended December 31, 2004 Ballad successfully completed Phase I of the Exploration Program on the Penascudo Gold & Silver Property.

Mineral Properties – Cont'd.

Exploration featured four primary objectives.

- To confirm of Bonanza grade gold and silver sampling results from the high grade El Rey ("The King") Vein located within the Pedro Mina.
- To search for surface continuation of the El Rey Vein along strike where it trends under overburden.
- To identify additional veins or indications of veins on surface near the El Rey Vein to further increase the potential known size of the system hosting high grade mineralization.
- To establish trenching targets at the El Rey Zone for follow-up drilling testing.

Ballad successfully achieved all four objectives:

- Bonanza Grade Results

  The high grade gold values obtained by Ballad at the El Rey Vein are encouraging in suggesting the property's potential to host a high grade, Low Suphidation Epithermal deposit. Previous results assayed as high as 1,102.99 grams per ton (32.18 ounces per ton) gold (Au) and 704.7 grams per ton (20.56 ounces per ton) silver (Ag) on a 0.35 meter chip sample from the 55 meter exposure of the El Rey Vein.

  During the Phase 1 Exploration Program a confirmation chip sample at the El Rey Vein returned 1,365 grams per ton (39.81 ounces per ton) Au and 1,730 grams per ton (50.46 ounces per ton) Ag.

  Visible high grade gold was also observed at the El Rey Vein.

  The presence of visible gold with high grade gold values within the El Rey Vein confirms the systems' potential to host high grade gold and silver mineralization.

- El Rey Extension

  Exploration near the El Rey Vein focused on discovering surface evidence of an extension of the El Rey Vein in order to increase the potential of the high-grade gold mineralization prior to trenching and drilling.

  Ballad reported that additional gold and silver mineralization was discovered approximately 200 metres along strike northeast of the El Rey Vein during recent surface sampling. This apparent extension of the El Rey Vein outcropped for a strike length of over 21 meters and measured between 0.15 to 0.30 meters in width on surface. Preliminary chip samples of this vein returned anomalous gold values between 0.278 and 0.438 ppm.

  The apparent extension of mineralization from the El Rey Vein is considered by independent consulting geologists to suggest the El Rey Vein may be more than 255 metres in strike length along surface alone. Most of the El Rey Vein remains covered by overburden and Ballad plans to expose this vein and any possible extensions along strike through trenching during the next field season.

Mineral Properties – Cont'd

Penascudo Gold-Silver Property, Argentina – Cont'd

HISTORICAL OVERVIEW – (Cont'd)

- Additional Gold Bearing Vein

  Ballad reported the important discovery of a second, high-grade, parallel striking, vein 60 meters to the north of the El Rey Vein.

  This second vein outcrops briefly for 6 metres along strike with a width up to 10 cm and returned from a chip sample values of 15.60 grams per ton Au and 203 grams per ton Ag over 3 metres along strike.

  This newly discovered vein is open on both ends along strike as it dips under overburden to the northeast and southwest and is a target for trenching to extend known mineralization to the northeast and southwest. Between this new high grade vein discovery and the Bonanza grade El Rey Vein 60 metres away Ballad's geologists were unable to sample due to overburden therefore more veins may be present at surface between these veins. This covered area will be a high priority trenching target with a view to exposing additional gold bearing veins.

  Overall, the presence of visible gold and high-grade gold and silver values within a multi-vein system is considered by Ballad's geologists to be encouraging in its hunt for a Bonanza-grade, low sulphidation, epithermal deposit at Penascudo.

- Further Exploration

  The Phase I Exploration Program was successful in establishing a number of trenching targets of excellent merit. Ballad has also been advised by its consulting geologists that exploration results to date have established a number of drill targets.

  Only a portion of Penascudo's potential has been tested on surface. Limited surface sampling during the Phase 1 Exploration Program beyond the El Rey Vein discovery area has identified other areas of exploration interest on the Penascudo Property, including numerous additional veins, some of which measure up to 5 metres in width. Sampling of these areas is preliminary and additional exploration is required to determine the potential of these large veins and the possible influence they may have on the potential of the Penascudo Property.

  Exploration at El Rey is now scheduled to focus on the additional veins and parallel zones that were identified as occurring along strike of, and adjacent to, the main El Rey Gold/Silver Vein, and between it and previously identified anomalous zones, thereby opening the potential for a larger silicified and quartz vein bearing zone

  Trenching will be designed to prove lateral continuity of the vein system, aid in establishing tonnage and potentially grade, and provide a basis for interpreting the epithermal vein system to be longer, thereby generating excellent potential for further discoveries both in between and at distances from the end of known veins.

Mineral Properties – Cont'd

Penascudo Gold-Silver Property, Argentina – Cont'd

HISTORICAL OVERVIEW – (Cont'd)

The 2004 Phase 1 Chip Sampling Program was conducted by and under the direct supervision of Independent Qualified Person Bohumil (Boris) Molak, Ph.D, P.Geo.

On June 11, 2003 Ballad and Golden Arrow Corporation (formerly IMA Exploration Inc.) ("Golden Arrow") reached an agreement for Ballad to acquire by option up to an 85% interest in the 9,000 hectare Penascudo Gold-Silver Project from Golden Arrow. The Penascudo Gold-Silver Project is located in the Patagonia region of Southern Argentina, the source area of a string of recent gold and silver discoveries, the most recent being the spectacular Navidad high-grade silver discovery by Golden Arrow.

The agreement between Ballad and Golden Arrow provided the Company with a 60 day period to conduct a review of the property including a due diligence geological study of the Penascudo Property for the Company by an Independent Qualified Person.

The Company's independent Qualified Person conducted an initial review of the discovery area, named the EL REY Gold/Silver zone. Results from that initial review include bonanza grade chip samples assaying up to 1,102.99 grams/tonne gold (32.18 oz/ton) and 704.7 grams/tonne silver (20.56 oz/ton) over a 0.35 meter wide vein structure and grab samples assaying as high as 1,098.23 grams/tonne gold (32.04oz/ton) and 1,144.5 grams/tonne silver (33.39 oz/ton) over the same vein system.

Golden Arrow granted the Company an option to earn an initial 70% interest in the property for incurring US $1,800,000 of exploration work staged over five years, making a one time US $300,000 cash payment to exercise the option and issuing 500,000 post consolidation common shares at the approval of the option by the TSX Venture Exchange and a further 500,000 common shares on the exercise of the option. The Company's interest is subject to a 1.5% NSR Royalty. Ballad may increase its interest by funding a feasibility study.

During fiscal 2005 Ballad incorporated its Argentinean subsidiary, Compania Minera San Antonio ("San Antonio") to facilitate exploration in Argentina.

On December 2, 2005 the Company announced that exploration on the Penascudo Property would be delayed until access considerations raised by two of the 12 surface owners were resolved.

During the nine-months ended September 30, 2007, the Company is pleased to report it has received a declaration from the director of mines refusing the objections of the surface owners and allowing the Company access to further explore at Penascudo. Exploration is now subject to the new legislation.

On April 19, 2006, the Company announced that it continues to work towards a resolution.

During fiscal 2006 the Company incurred $104,746 in deferred exploration costs

Mineral Properties – Cont'd

Penascudo Gold-Silver Property, Argentina – Cont'd

The provincial government of Chubut in Argentina has passed legislation suspending exploration and mining activity in certain areas including the geographic area covering the Cerro Penascudo gold and silver property in Chubut province, Argentina. As no exploration or development work can be conducted at Cerro Penascudo while the legislation is in effect and there is currently no limitation period for the legislation's effect, as at December 31, 2006, the property was written-down to $1.

During the current period the ending September 30, 2007, no exploration expenditures were incurred.

The Company is currently negotiating amendments to the letter of agreement with Golden Arrow Corporation to allow it to defer exploration commitments under the letter agreement pending legislative changes.

Peruvian Properties

On January 18, 2006 the Company announced it was reviewing several exploration properties in Peru for acquisition.

On March 7, 2006 the Company entered into two option agreements providing for the option of two properties in Peru; the Mina Verde and Mina Suyoc copper-zinc-silver properties.

The Company had the right, following a 90 day due diligence period, to enter into an option agreement to earn up to a 90% interest in the Mina Verde Silver Property and the Mina Suyoc Property by completing a feasibility study within 8 years and issuing to each a total of 1,250,000 common shares of the Company over 60 months.

On August 18, 2006, the Company gave notice that it is not proceeding with the proposed acquisition of an interest in the Mina Suyoc silver and the Mina Verde silver properties.

ADONAI COPPER PROPERTY

On March 9, 2006, the Company agreed to an option to acquire the Adonai Copper Property in Peru.

The Adonai Copper Property covers an area of 1,000 hectares within the Capillayoc spot, district of San Lorenzo de Quinti, Province of Huarochiri, Department of Lima, in Central Peru.

The Company will have the exclusive option to acquire a 75% interest in the Adonai Property by completing $500,000 U.S. in exploration and development work on the Adonai Property within 60 months of June 1, 2006 and issue 500,000 common shares in instalments over the next 60 months after June 1, 2006. After the acquisition of a 75% interest in the Adonai Property, the Company will have the exclusive Option to acquire the additional 25% interest in the Adonai Property by completing a feasibility study within eight (8) years. Upon completion of the feasibility study the Company will have earned a 100% interest in the Adonai Property subject to a 2% Net Smelter Royalty in favour of the vendor, an unrelated third party, with the Company being entitled to acquire 1% of the 2% Net Smelter Royalty (one half) for $250,000 U.S. at any time.

On August 18, 2006, the Company gave notice that it is not proceeding with the proposed acquisition of an interest in the Adonai copper property.

SELECTED FINANCIAL INFORMATION

The following table presents selected financial information for the nine months ended September 30, 2007 and 2006, and last three audited fiscal years ended December 31, 2006, 2005 and 2004:

	Nine months ended September 30, 2007	Nine months ended September 30, 2006	Year ended December 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004
	$	$	$	$	$
Revenue	-	-	-	-	-
Net loss	(398,896)	(453,726)	(1,484,944)*	(825,567)**	(553,640)
Basic and diluted loss per share	(0.01)	(0.01)	(0.06)	(0.04)	(0.03)
Total assets	68,617	710,521	56,291	676,067	920,430

* **includes $743,959 in mineral property written-down during the year.**
** **Includes $355,283 in mineral property written-off in fiscal 2005.**

RESULTS OF OPERATIONS

For the three months ended September 30, 2007

For the three months ended September 30, 2007 the net loss was $224,644 or $0.01 per share compared to the net loss of $82,503 or $0.01 per share (172.3% increase) in 2006. The increase in the net loss of $142,141 was primarily due to an increase in legal fees of $117,199 due to increased activity in corporate, property investigations and financing during 2006 with significant increases in consulting fees of $13,194 paid and accrued to corporate and administrative consultants in maintaining the Company's subsidiary interest in South America; property investigation costs increased by $8,267 due to investigating new and currently owned properties in South America with increases in accounting of $6,300 and management fees of $6,000 due to implementation of control and reporting procedures and an increase in regulatory filing fees of $3,200. These increases were offset by decreases in shareholder communication costs of $9,760 and interest of $3,423 with the balance of the increases of $1,167 spread over the remainder of the expenses.

For the nine months ended September 30, 2007

For the nine-months ended September 30, 2007 the net loss was $398,896 or $0.01 per share compared to the net loss of $453,726 or $0.01 per share (12% decrease) in 2006. The decrease in the net loss of $54,830 was primarily due to $197,706 decrease in non-cash compensation expense. The company recorded non-cash compensation expense during the nine months ended September 30, 2006 which represented the estimated fair value of stock options granted during the period ended and decreases in shareholder communication expenses of $30,018, travel and promotion of $17,667, interest of $6,355, office and general of $4,508 and filing fees of $3,787. These decreases were offset by an increase in legal cost of $109,732 due to increased activity in corporate, property investigations and financing during 2006, property investigation costs of $38,968 due to an extensive investigation of properties in South America, consulting fees increased by $12,634 due to maintaining corporate and administrative consultants in South America, with increases in accounting of $6,652 and management fees of $6,000 due to implementation of control and reporting procedures and to a decrease in previous years cost recoveries of $29,827 with the balance of the increases, $1,398 spread over the remainder of the expenses.

REVENUES

The Company does not have any source of revenue. The Company uses equity financing and advances from related parties to support its operations.

EXPENSES

The following table identifies the changes in general and administrative expenses for the nine-months ended September 30, 2007 and 2006 and for the years ended December 31, 2006, 2005 and 2004:

	Nine months ended September 30, 2007	Nine months ended September 30, 2006	Year ended December 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004
		$	$	$	$
Accounting and audit fees	20,040	13,388	32,288	32,613	27,970
Increase (decrease) *	49.69		(1.00)	16.60	(22.41)
Amortization	1,711	2,483	3,311	4,434	4,737
Increase (decrease) *	(31.09)		(25.35)	(6.40)	71.82
Consulting fees	23,834	11,200	14,560	15,606	15,388
Increase (decrease) *	112.80		(6.70)	1.42	(70.81)
Filing fees	10,755	14,542	14,842	9,224	16,315
Increase (decrease) *	(26.04)		60.91	(43.46)	(22.92)
Interest	26,542	32,897	42,798	41,841	16,705
Increase (decrease) *	(19.32)		2.29	150.47	(75.85)
Legal	117,598	7,866	25,086	91,819	123,121
Increase (decrease) *	+100		(72.68)	(25.42)	16.44
Management fees	78,000	72,000	96,000	118,500	66,000
Increase (decrease) *	8.33		(18.99)	79.50	-
Office and miscellaneous	15,314	19,822	41,694	62,427	52,753
Increase (decrease) *	(22.74)		(33.21)	18.34	7.74
Part X11.6 taxes	-	-	18,517	-	-
Increase (decrease) *	-		100.00	-	-
Rent	29,900	27,900	37,200	37,200	37,200
Increase (decrease) *	7.17		-	-	-
Property investigation	38,968	-	-	-	-
Increase (decrease) *	+100		-	-	-
Shareholder communications	31,831	61,849	48,848	82,122	76,738
Increase (decrease) *	(48.53)		(40.52)	7.01	(75.72)
Stock based compensation	-	197,706	328,627	-	75,067
Increase (decrease) *	N/A		N/A	N/A	(93.00)
Transfer agent	3,164	2,994	3,963	4,851	5,229
Increase (decrease) *	5.68		(18.31)	7.23	(14.25)
Travel and promotion	1,239	18,906	33,241	17,522	34,917
Increase (decrease) *	(93.45)	-	89.71	(49.82)	(58.55)

* Increase (decrease) expressed in % compared to the prior year or comparative period of the prior year (if less than one year).

BALLAD GOLD & SILVER LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations
JUNE 30, 2007

SUMMARY OF QUARTERLY RESULTS

The following table presents unaudited selected financial information for each of the last eight quarters:

	Years ended December 31,							
	2007			2006				2005
	Q1	Q2	Q3	Q1	Q2	Q3	Q4	Q4
	$	$	$	$	$	$	$	$
Revenue	-	-	-	-	-	-	-	-
Net loss	(76,298)	(97,954)	(224,644)	(290,367)	(80,856)	(82,503)	(1,031,218)	(532,509)
Basic/diluted loss per share	(0.00)	(0.01)	(0.01)	(0.01)	(0.01)	(0.00)	(0.04)	(0.01)

The net loss of $1,031,218 for the fourth quarter ended December 31, 2006, increased significantly compared to the net loss of $532,509 for the fourth quarter of the previous year which was mainly due to mineral property of $743,959 written-off in fiscal 2006.

The net loss of $76,298 for the first quarter ended March 31, 2007, decreased significantly compared to the net loss of $290,367 for the first quarter of the previous year which was mainly due to non-cash compensation expense of $197,706.

The net loss of $224,644 for the third quarter ended September 30, 2007, increased significantly compared to the net loss of $82,503 for the third quarter of the previous year which was mainly due to legal expenses of $117,199.

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2007, the Company had a working capital deficiency of $1,305,643 (2006: $921,778).

Management anticipates raising additional funding through sale of its securities to enable the Company to fund ongoing operations.

During fiscal 2005, the Company agreed to a non-brokered private placement financing of up to $1,500,000, composed of 18.75 million units at $0.08 per unit. Each unit is one share and one transferable warrant entitling the holder to purchase one additional share for $0.105 cents per share for a period of two years. A portion of the financing will be issued on a flow-through basis. Funds from the financing will be used for exploration, working capital, property payments, payment of debts, general corporate purposes and property investigations and acquisitions.

As of March 3, 2006 the Company had completed $320,500 of its $1,500,000 private placement pursuant to which the Company has issued 4,006,250 units of its securities at $0.08 per unit, each unit consisting of one common share and one two-year transferable share purchase warrant with each such warrant entitling the holder thereof to purchase one additional common share of the Company at a price of $0.105 per share.

On July 13, 2007 the Company completed a second tranche of its $1-million private placement, issuing 5,185,735 units of its securities at eight cents per unit, raising $414,859. Each unit consists of one common share and one two-year transferable share purchase warrant with each such warrant entitling the holder thereof to purchase one additional common share of the company at a price of 10.5 cents per share. The units are restricted from trading until November 14, 2007.

At September 30, 2007, the Company held cash on hand of $4,287 (2006: $4,063), amounts receivable of $29,278 (2006: $11,708), prepaid expenses of $26,280 (2006: $Nil) and liabilities totalled $1,365,488 (2006: $937,549).

The Company does not have any off-balance sheet arrangements.

SHARE CAPITAL

On May 11, 2007, the authorized share capital of the Company was changed from 100,000,000 common shares without par value to unlimited common shares without par value.

The Company's shareholders' equity (deficiency) is as follows:

	Common shares		Contributed	Share	Accumulated	
	Quantity	Amount	Surplus	Subscriptions	Deficit	Total
		$	$	$	$	$
Balance, December 31, 2004	18,563,533	12,779,508	1,146,867	150,000	(13,779,950)	296,425
Shares issued for cash	2,168,889	244,000	-	(150,000)	-	94,000
Shares issued in settlement of debt	53,333	6,000	-	-	-	6,000
Share subscriptions	-	-	-	23,824	-	23,824
Future income taxes on exploration expenditures renounced to shareholders	-	(47,875)	-	-	-	(47,875)
Loss for the year	-	-	-	-	(825,567)	(825,567)
Balance, December 31, 2005	20,785,755	12,981,633	1,146,867	23,824	(14,605,517)	(453,193)
Shares issued for cash	4,006,250	320,500	-	(23,824)	-	296,676
Stock based compensation	-	-	328,627	-	-	328,627
Share subscriptions	-	-	-	-	-	-
Loss for the year	-	-	-	-	(1,484,944)	(1,484,944)
Balance, December 31, 2006	24,792,005	13,302,133	1,475,494	-	(16,090,461)	(1,312,834)
Shares issued for cash	5,185,735	414,859	-	-	-	414,859
Loss for the year	-	-	-	-	(398,896)	(398,896)
Balance, September 30, 2007	29,977,740	13,716,992	1,475,494	-	(16,489,357)	(1,296,871)

SHARE CAPITAL - CONT'D

A summary of the status of the Company's warrants as of September 30, 2007 and 2006, and changes during the periods then ended is as follows:

	2007	
	Warrants	Weighted Average Exercise Price
Outstanding, December 31,2004 and March 31, 2005	10,264,667	$ 0.220
Granted	2,222,222	0.150
Exercised	-	0.110
Forfeited/cancelled	(10,264,667)	0.220
Outstanding, December 31, 2005	2,222,222	$ 0.150
Granted	4,006,250	0.105
Outstanding, December 31, 2006	6,228,472	$ 0.121
Expired	(2,222,222)	0.150
Granted	5,185,735	0.105
Outstanding, September 30, 2007	9,191,985	$ 0.105

At September 30, 2007, the following share purchase warrants were outstanding entitling the holders the right to purchase one common share for each warrant held:

Number of Warrants	Exercise Price	Expiry Date
4,006,250	0.105	March 3, 2008
5,185,735	0.105	July 12, 2009
9,191,985		

The weighted average remaining life of all outstanding warrants as of September 30, 2007 is1.8 years (2006: 1.7 years)

Stock Option Plan

The Company follows the policies of the TSX Venture Exchange ("TSX-V") under which it is authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. Under the stock option plan, the exercise price of each option equals the market price of the Company's shares as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

The Company has granted employees and directors common share purchase options. These options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant.

A summary of the status of the Company's stock option plan as of September 30, 2007 and September 30, 2006 and changes during the periods then ended is presented below:

SHARE CAPITAL - CONT'D

Stock Option Plan –Cont'd

	September 30, 2007		September 30, 2006	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding, beginning of period	2,078,575	$0.25	258,853	$0.55
Granted	-	-	2,078,575	0.25
Expired/cancelled	-	-	(258,853)	(0.55)
Outstanding and exercisable, end of period	2,078,575	$0.25	2,078,575	$0.25

The weighted average remaining life of all outstanding stock options is .41 years (2006: 1.36 years).

At September 30, 2007 and 2006, 2,078,575 share purchase options were outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

	Exercise Price	Expiry Date
2,078,575	0.25	February 9, 2008
2,078,575		

The Company records the fair value of compensation expense on the granting of stock options. The fair value is determined using the Black-Scholes option pricing model. During the nine months ended September 30, 2007, no stock options were granted. For the nine months ended September 30, 2006 the Company recorded a non-cash compensation charge of $197,706 upon the issuance of 2,078,575 stock options. The weighted average fair value of the options was $0.10 per share.

The fair value of share options was estimated using the Black-Scholes option pricing model with the following assumptions:

	2007	2006
Risk-free interest rate	-	3.25%
Dividend yield	-	-
Expected stock price volatility	-	94.7%
Weighted average expected stock option life	-	2 years

RELATED PARTY TRANSACTIONS

During the nine months ended September 30, 2007 and 2006, the Company incurred the following costs charged by directors of the Company and companies controlled by directors of the Company:

RELATED PARTY TRANSACTIONS - CONT'D

	2007	2006
Management fees	$ 78,000	$ 72,000
Interest	26,542	24,397
Legal	117,598	7,866
Property investigation	3,500	-
Shareholder communication	3,500	-
	$ 229,140	$ 104,263

During the nine months ended September 30, 2007, an officer of the Company and a company controlled by an officer was accrued or paid $Nil (2006 - $18,000) for geological consulting which is included in resource property costs.

At September 30, 2007, the Company owed $607,573 (2006 - $409,259) to directors of the Company and companies controlled by directors of the Company. These amounts are unsecured and have no set terms of repayment and include approximately $278,967 (2006: $123,237) owing to a company controlled by a director that accrues interest at the rate of 2% per month. Interest paid or accrued during the nine months ended September 30, 2007 was $26,542 (2006: $24,397). The balance of funds due to directors is non-interest bearing.

The above transactions have been in the normal course of operations and, in management's opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

OUTSTANDING SHARE DATA

As at November 7, 2007 the Company had an authorized share capital of an unlimited number of common shares without a par value. Shares outstanding as at November 7, 2007 totalled 29,977,740 shares, granted options to directors and employees totalling 2,078,575 shares at a weighted average exercise price of $0.25 per share and had 9,191,985 warrants outstanding at a weighted average exercise price of $0.105 per share.

MANAGEMENT CHANGES

During the period ended September 30, 2007, the Company announced the appointment of Luis Botto to its board of directors. Mr. Botto will be managing Ballad's South American operations.

SUBSEQUENT EVENT

None

RISKS AND UNCERTAINTIES

The Company competes with other junior mineral exploration companies, some of which have greater financial resources and technical facilities. The business of mineral exploration and extraction involves a high degree of risks and few properties that are explored are ultimately developed into production. In addition to specific risks disclosed throughout this discussion, other risks facing the Company include competition, reliance on third parties, environmental and insurance risks, statutory and regulatory requirements, metal prices and foreign currency fluctuations, share price volatility and title risks.

The Company plans to continue to raise additional capital through the exercise of stock options and warrants, and issuing new share capital through equity financing. The Company's ability to raise additional capital will depend upon the progress of new acquisitions, subsequent development of resource properties and the strength of the resource equity markets, which are uncertain. There can be no assurance that additional capital will be available. The Company is in the process of developing plans to raise capital

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Company is accumulated and communicated to the Company's management as appropriate to allow timely decisions regarding required disclosure. The Company's Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation as of the end of the period covered by the quarterly filings, that the Company's disclosure controls and procedures as of the end of such period are effective to provide reasonable assurance that material information related to the Company, is made known to them by others within those entities. It should be noted that while the Company's Chief Executive Officer and Chief Financial Officer believe that the Company's disclosure and controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for designing a system of internal controls over financial reporting, or causing them to be designed under their supervision, in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with Canadian generally accepted accounting principles. We have designed and implemented a system of internal controls over financial reporting which we believe is effective for a company of our size. During the review of the design of the Company's control system over financial reporting it was noted that due to the limited number of staff, there is an inherent weakness in the system of internal controls due to our inability to achieve appropriate segregation of duties. The limited number of staff may also result in identifying weaknesses with respect to accounting for complex and non-routine transactions due to a lack of technical resources, and a lack of controls governing our computer systems and applications within the Company. While management of the Company has put in place certain procedures to mitigate the risk of a material misstatement in the Company's financial reporting, it is not possible to provide absolute assurance that this risk can be eliminated.

BALLAD GOLD & SILVER LTD.
Management Discussion and Analysis of Financial Condition and Results of Operations
SEPTEMBER 30, 2007

FORWARD – LOOKING STATEMENTS

Except for historical information, "This Management's Discussion and Analysis of Financial Condition and Operations" contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on such forward-looking statements.

#82-4000

RECEIVED
2008 MAY 28 A 8:27
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

BALLAD GOLD & SILVER LTD.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Anthony J. Beruschi, President and Chief Executive Officer for **Ballad Gold & Silver Ltd.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Ballad Gold & Silver Ltd.** (the "Issuer") for the interim period ending September **30, 2007**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or cause it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external proposes in accordance with the Issuer's GAAP; and

5. I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

Date: November 29, 2007

"Anthony J. Beruschi"
Anthony J. Beruschi
President & CEO

#82-4000

BALLAD GOLD & SILVER LTD.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Raymond W. Roland, Chief Financial Officer for **Ballad Gold & Silver Ltd.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Ballad Gold &Silver Ltd.** (the "Issuer") for the interim period ending September **30, 2007**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or cause it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external proposes in accordance with the Issuer's GAAP; and

5. I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

Date: November 29, 2007

"Raymond W. Roland"
Raymond W. Roland
Chief Financial Officer

#82-4000

RECEIVED
2008 MAY 28 A 8:27
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

BALLAD GOLD & SILVER LTD.

CERTIFICATION OF ANNUAL FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, Anthony J. Beruschi, President and Chief Executive Officer of **Ballad Gold & Silver Ltd.**, certify the following:

1. *Review:* I have reviewed the AIF, if any, annual financial statements and annual MD&A, including for greater certainty all documents and information that are incorporated by reference in the AIF (together the "Annual Filings") of **Ballad Gold & Silver Ltd.** (the "Issuer") for the financial year ended **December 31, 2007**.

2. *No misrepresentations:* Based on my knowledge, having exercised reasonable diligence, the Annual Filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the Annual Filings.

3. *Fair presentation:* Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the Annual Filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date of and for the periods presented in the Annual Filings.

Date: May 12, 2008.

"Anthony J. Beruschi"
Anthony J. Beruschi
President & CEO

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the Issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The Issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

#82-4000

RECEIVED
2008 MAY 28 A 8:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

BALLAD GOLD & SILVER LTD.

CERTIFICATION OF ANNUAL FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, Raymond W. Roland, Chief Financial Officer of **Ballad Gold & Silver Ltd.**, certify the following:

1. *Review:* I have reviewed the AIF, if any, annual financial statements and annual MD&A, including for greater certainty all documents and information that are incorporated by reference in the AIF (together the "Annual Filings") of **Ballad Gold & Silver Ltd.** (the "Issuer") for the financial year ended **December 31, 2007**.

2. *No misrepresentations:* Based on my knowledge, having exercised reasonable diligence, the Annual Filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the Annual Filings.

3. *Fair presentation:* Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the Annual Filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date of and for the periods presented in the Annual Filings.

Date: May 12, 2008.

"Raymond W. Roland"
Raymond W. Roland
Chief Financial Officer

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the Issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The Issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

82-4000

BALLAD
gold & silver ltd.

BALLAD GOLD & SILVER LTD.

RECEIVED

2008 MAY 28 A 8:27

OFFICE OF INTERNATIONAL CORPORATE FINANCE

605 -889 West Pender Street
Vancouver, BC V6C 3B2
Tel: 604.682.7159 ~ Fax: 604.669.5886
Toll Free: 888.880.2288

Internet: www.balladnet.com
email: ajb@balladnet.com

12g3-2(b): 82-4000
Standard & Poor's Listed
TSX Venture Exchange: BGS
OTC: BLDGF

NEWS RELEASE ***February 18, 2008***

ARGENTINA UPDATE

As a result of legislation suspending exploration and mining activity in a geographic area that includes the Cerro Peñascudo Gold and Silver property in Chubut province, Argentina and uncertainty regarding if and when this legislation will cease to be in effect, Ballad Gold & Silver Ltd. wishes to announce that it is returning the Cerro Peñascudo Gold and Silver property back to Golden Arrow Resources Corporation and canceling its option to acquire an interest from Golden Arrow.

Ballad had worked to gain access for exploration at Peñascudo after two surface right holders challenged Ballad's rights to explore in November, 2005. After a lengthy process Ballad received a declaration from the Director of Mines refusing the surface owners' objections and allowing Ballad access to further explore at Peñascudo in May, 2006. On June 30, 2006 the Chubut government passed legislation that effectively suspended exploration and mining activity for the geographic area covering the Cerro Peñascudo Gold and Silver property.

Ballad wishes to thank Golden Arrow and especially Mr. Joe Grosso for their support, encouragement and cooperation while it held its option on Cerro Peñascudo and dealt with delays. We consider the property to be prospective but are unable to justify further payments given the uncertainty on access to explore and develop the property.

BALLAD GOLD & SILVER LTD.

Per: *"Anthony J. Beruschi"*
Anthony J. Beruschi
President

For further information please contact the president, Anthony J. Beruschi B.Sc. LLB., at 604.682.7159, or 1.888.880.2288 or ajb@balladnet.com.

#82-4002

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SECTION 7(1)(a) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Ballad Gold & Silver Ltd. (the "Issuer")
605 - 889 West Pender Street
Vancouver, BC V6C 3B2

Item 2. **Date of Material Change**

February 18, 2008

Item 3. **News Release**

News Release dated February 18, 2008 and disseminated to the Stockwatch Magazine, British Columbia Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer gives an update on its Cerro Peñascudo Gold and Silver property in Chubut province, Argentina.

Item 5. **Full Description of Material Change**

As a result of legislation suspending exploration and mining activity in a geographic area that includes the Cerro Peñascudo Gold and Silver property in Chubut province, Argentina and uncertainty regarding if and when this legislation will cease to be in effect, the Issuer wishes to announce that it is returning the Cerro Peñascudo Gold and Silver property back to Golden Arrow Resources Corporation and canceling its option to acquire an interest from Golden Arrow.

The Issuer had worked to gain access for exploration at Peñascudo after two surface right holders challenged the Issuer's rights to explore in November, 2005. After a lengthy process the Issuer received a declaration from the Director of Mines refusing the surface owners' objections and allowing the Issuer access to further explore at Peñascudo in May, 2006. On June 30, 2006 the Chubut government passed legislation that effectively suspended exploration and mining activity for the geographic area covering the Cerro Peñascudo Gold and Silver property.

The Issuer wishes to thank Golden Arrow and especially Mr. Joe Grosso for their support, encouragement and cooperation while it held its option on Cerro Peñascudo and dealt with delays. We consider the property to be prospective but are unable to justify further payments given the uncertainty on access to explore and develop the property.

Item 6. **Reliance on Section 7(2) of National Instrument 51-102**

The Issuer is not relying on Section 7(2) of National Instrument 51-102.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Anthony J. Beruschi, President - (604) 682-7159.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 25th day of February, 2008.

"Luis Botto"
Luis Botto, Director

END